UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2013

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

Yes	No	x

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes	No	x

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA	QUARTER: 04	YEAR: 2012
GRUPO TELEVISA, S.A.B.

STATEMENT OF FINANCIAL POSITION
AS OF DECEMBER 31, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011
(THOUSANDS OF MEXICAN PESOS)
CONSOLIDATED
Final Printing
REF	ACCOUNT / SUBACCOUNT	CURRENT YEAR	END OF PREVIOUS YEAR	START PREVIOUS YEAR
		AMOUNT	AMOUNT	AMOUNT
10000000	TOTAL ASSETS	165,066,177	153,300,053	135,961,816
11000000	CURRENT ASSETS	54,637,754	50,659,758	59,775,967
11010000	CASH AND CASH EQUIVALENTS	19,063,325	16,275,924	20,942,531
11020000	SHORT-TERM INVESTMENTS	5,317,296	5,422,563	10,446,840
11020010	FINANCIAL INSTRUMENTS AVAILABLE FOR SALE	0	0	0
11020020	FINANCIAL INSTRUMENTS FOR NEGOTIATION	0	0	0
11020030	FINANCIAL INSTRUMENTS HELD TO MATURITY	5,317,296	5,422,563	10,446,840
11030000	CUSTOMER (NET)	18,982,277	19,243,712	17,701,125
11030010	CUSTOMER	21,168,000	21,025,382	19,279,862
11030020	ALLOWANCE FOR DOUBTFUL ACCOUNTS	-2,185,723	-1,781,670	-1,578,737
11040000	OTHER ACCOUNTS RECEIVABLE (NET)	3,912,425	2,908,866	4,308,780
11040010	OTHER ACCOUNTS RECEIVABLE	4,049,003	3,430,938	4,756,480
11040020	ALLOWANCE FOR DOUBTFUL ACCOUNTS	-136,578	-522,072	-447,700
11050000	INVENTORIES	1,508,581	1,383,822	1,254,536
11051000	BIOLOGICAL ASSETS CURRENT	0	0	0
11060000	OTHER CURRENT ASSETS	5,853,850	5,424,871	5,122,155
11060010	ADVANCE PAYMENTS	1,173,095	810,942	619,328
11060020	DERIVATIVE FINANCIAL INSTRUMENTS	2,373	99,737	0
11060030	ASSETS AVAILABLE FOR SALE	0	0	0
11060040	DISCONTINUED OPERATIONS	0	0	0
11060050	RIGHTS AND LICENSING	0	0	0
11060060	OTHER	4,678,382	4,514,192	4,502,827
12000000	NON-CURRENT ASSETS	110,428,423	102,640,295	76,185,849
12010000	ACCOUNTS RECEIVABLE (NET)	334,775	253,795	67,763
12020000	INVESTMENTS	42,978,939	44,020,505	21,757,818
12020010	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES	21,462,595	3,431,629	3,230,329
12020020	HELD-TO-MATURITY DEBT SECURITIES	388,504	543,581	935,494
12020030	OTHER AVAILABLE- FOR- SALE INVESTMENTS	2,986,933	2,812,200	2,922,625
12020040	OTHER	18,140,907	37,233,095	14,669,370
12030000	PROPERTY, PLANT AND EQUIPMENT (NET)	48,363,191	40,874,886	37,632,378
12030010	BUILDINGS	15,733,917	15,640,610	15,367,086
12030020	MACHINERY AND INDUSTRIAL EQUIPMENT	64,897,980	55,880,030	48,724,302
12030030	OTHER EQUIPMENT	7,218,351	7,473,001	7,012,452
12030040	ACCUMULATED DEPRECIATION	-43,346,297	-41,735,471	-36,331,744
12030050	CONSTRUCTION IN PROGRESS	3,859,240	3,616,716	2,860,282
12040000	INVESTMENT PROPERTIES	0	0	0
12050000	NON-CURRENT BIOLOGICAL ASSETS	0	0	0
12060000	INTANGIBLE ASSETS (NET)	11,126,791	10,673,931	11,117,075
12060010	GOODWILL	2,571,632	2,571,942	2,677,551
12060020	TRADEMARKS	1,759,256	1,749,765	1,749,493
12060030	RIGHTS AND LICENSING	855,717	752,899	784,266
12060031	CONCESSIONS	3,655,985	3,650,964	3,507,170
12060040	OTHER	2,284,201	1,948,361	2,398,595
12070000	DEFERRED TAX ASSETS	1,073,888	451,885	0
12080000	OTHER NON-CURRENT ASSETS	6,550,839	6,365,293	5,610,815
12080001	ADVANCE PAYMENTS	0	0	0
12080010	DERIVATIVE FINANCIAL INSTRUMENTS	12,627	45,272	189,400
12080020	EMPLOYEE BENEFITS	0	105,090	170,585
12080021	ASSETS AVAILABLE FOR SALE	0	0	0
12080030	DISCONTINUED OPERATIONS	0	0	0
12080040	DEFERRED ASSETS (NET)	0	0	0
12080050	OTHER	6,538,212	6,214,931	5,250,830
20000000	TOTAL LIABILITIES	96,531,574	94,210,678	82,721,231
21000000	CURRENT LIABILITIES	36,245,637	36,001,984	33,308,410
21010000	BANK LOANS	225,000	1,019,872	429,424
21020000	STOCK MARKET LOANS	0	0	889,066
21030000	OTHER INTEREST BEARING LIABILITIES	589,257	531,891	430,137
21040000	SUPPLIERS	8,594,138	7,862,602	7,472,253
21050000	TAXES PAYABLE	1,355,818	1,388,242	1,443,887
21050010	INCOME TAXES PAYABLE	893,744	822,947	973,498
21050020	OTHER TAXES PAYABLE	462,074	565,295	470,389
21060000	OTHER CURRENT LIABILITIES	25,481,424	25,199,377	22,643,643
21060010	INTEREST PAYABLE	741,819	792,645	750,743
21060020	DERIVATIVE FINANCIAL INSTRUMENTS	1,176	0	74,329
21060030	DEFERRED INCOME	21,215,862	20,926,324	18,587,871
21060050	EMPLOYEE BENEFITS	301,800	252,492	199,638
21060060	PROVISIONS	213,793	0	0
21060061	LIABILITIES RELATED TO CURRENT AVAILABLE FOR SALE ASSETS	0	0	0
21060070	DISCONTINUED OPERATIONS	0	0	0
21060080	OTHER	3,006,974	3,227,916	3,031,062
22000000	NON-CURRENT LIABILITIES	60,285,937	58,208,694	49,412,821
22010000	BANK LOANS	13,200,464	13,182,895	7,280,460
22020000	STOCK MARKET LOANS	39,415,955	41,612,019	38,299,213
22030000	OTHER INTEREST BEARING LIABILITIES	4,531,893	201,844	349,674
22040000	DEFERRED TAX LIABILITIES	0	0	195,927
22050000	OTHER NON-CURRENT LIABILITIES	3,137,625	3,211,936	3,287,547
22050010	DERIVATIVE FINANCIAL INSTRUMENTS	351,586	310,604	103,528
22050020	DEFERRED INCOME	769,301	460,000	495,508
22050040	EMPLOYEE BENEFITS	38,852	0	0
22050050	PROVISIONS	59,793	0	0
22050051	LIABILITIES RELATED TO NON-CURRENT AVAILABLE FOR SALE ASSETS	0	0	0
22050060	DISCONTINUED OPERATIONS	0	0	0
22050070	OTHER	1,918,093	2,441,332	2,688,511
30000000	STOCKHOLDERS' EQUITY	68,534,603	59,089,375	53,240,585
30010000	CONTROLLING INTEREST	60,644,005	51,774,743	44,611,854
30030000	SOCIAL CAPITAL	4,978,126	5,040,808	4,883,782
30040000	SHARES REPURCHASED	-13,103,223	-15,971,710	-6,156,625
30050000	PREMIUM ON ISSUANCE OF SHARES	15,889,819	15,889,819	3,844,524
30060000	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0
30070000	OTHER CAPITAL CONTRIBUTED	0	0	0
30080000	RETAINED EARNINGS (ACCUMULATED LOSSES)	51,073,399	45,492,624	41,493,638
30080010	LEGAL RESERVE	2,139,007	2,139,007	2,135,423
30080020	OTHER RESERVES	0	0	0
30080030	RETAINED EARNINGS	44,606,901	40,872,689	42,177,361
30080040	NET INCOME FOR THE YEAR	8,760,637	6,665,936	0
30080050	OTHER	-4,433,146	-4,185,008	-2,819,146
30090000	OTHER ACCUMULATED COMPREHENSIVE RESULT (NET OF TAX)	1,805,884	1,323,202	546,535

30090010	EARNINGS PER PROPERTY REASSESSMENT	0	0	0
30090020	ACTUARIAL EARNINGS (LOSS) FOR LABOR OBLIGATIONS	-69,792	1,777	0
30090030	RESULT FOR FOREIGN CURRENCY CONVERSION	-24,555	162,371	0
30090040	CHANGES IN THE VALUATION OF AVAILABLE FOR SALE FINANCIAL ASSETS	485,231	213,170	502,745
30090050	CHANGES IN THE VALUATION OF DERIVATIVE FINANCIAL INSTRUMENTS	-157,252	-57,533	-103,519
30090060	CHANGES IN FAIR VALUE OF OTHER ASSETS	1,411,651	893,422	0
30090070	PARTICIPATION IN OTHER COMPREHENSIVE INCOME OF ASSOCIATES AND JOINT VENTURES	160,601	109,995	147,309
30090080	OTHER COMPREHENSIVE RESULT	0	0	0
30020000	NON-CONTROLLING INTEREST	7,890,598	7,314,632	8,628,731

DATA INFORMATION
AS OF DECEMBER 31, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011
(THOUSANDS OF MEXICAN PESOS)
CONSOLIDATED
Final Printing
REF	CONCEPTS	CURRENT YEAR	END OF PREVIOUS YEAR	START PREVIOUS YEAR
		AMOUNT	AMOUNT	AMOUNT
91000010	FOREIGN CURRENCY LIABILITIES SHORT-TERM	5,325,977	5,229,595	7,027,829
91000020	FOREIGN CURRENCY LIABILITIES LONG-TERM	30,263,345	28,044,835	27,790,401
91000030	CAPITAL STOCK NOMINAL	2,494,410	2,525,818	2,368,792
91000040	RESTATEMENT OF CAPITAL STOCK	2,483,716	2,514,990	2,514,990
91000050	PENSIONS AND SENIORITY PREMIUMS	1,905,699	1,796,793	1,807,340
91000060	NUMBER OF EXECUTIVES (*)	41	39	41
91000070	NUMBER OF EMPLOYEES (*)	28,558	26,275	24,698
91000080	NUMBER OF WORKERS (*)	0	0	0
91000090	NUMBER OF OUTSTANDING SHARES (*)	333,897,940,506	330,862,122,669	325,023,045,906
91000100	NUMBER OF REPURCHASED SHARES (*)	28,531,946,625	36,131,302,662	21,518,779,425
91000110	RESTRICTED CASH (1)	0	0	0
91000120	DEBT OF NON-CONSOLIDATED COMPANIES GUARANTEED	0	0	0

(1) THIS CONCEPT MUST BE COMPLETED WHEN GUARANTEES HAVE BEEN PROVIDED AFFECTING CASH AND CASH EQUIVALENTS
(*) DATA IN UNITS

STATEMENTS OF COMPREHENSIVE INCOME
FOR THE TWELVE AND THREE MONTHS ENDED DECEMBER 31, 2012 AND 2011
(THOUSANDS OF MEXICAN PESOS)
CONSOLIDATED
Final Printing
REF	ACCOUNT / SUBACCOUNT	CURRENT YEAR		PREVIOUS YEAR
		CUMULATIVE	QUARTER	CUMULATIVE	QUARTER
40010000	NET INCOME	69,290,409	19,792,456	62,581,541	18,292,770
40010010	SERVICES	54,182,419	15,590,586	49,645,995	14,613,797
40010020	SALE OF GOODS	2,103,220	573,507	1,826,113	479,689
40010030	INTEREST	0	0	0	0
40010040	ROYALTIES	5,283,553	1,576,049	4,494,305	1,486,416
40010050	DIVIDENDS	0	0	0	0
40010060	LEASE	7,721,217	2,052,314	6,615,128	1,712,868
40010061	CONSTRUCTION	0	0	0	0
40010070	OTHER	0	0	0	0
40020000	COST OF SALES	36,795,945	10,528,794	33,486,015	9,578,148
40021000	GROSS PROFIT (LOSS)	32,494,464	9,263,662	29,095,526	8,714,622
40030000	GENERAL EXPENSES	13,704,479	3,722,881	12,228,189	3,351,369
40040000	INCOME (LOSS) BEFORE OTHER INCOME AND EXPENSES, NET	18,789,985	5,540,781	16,867,337	5,363,253
40050000	OTHER INCOME AND (EXPENSE), NET	-650,432	-217,151	-593,661	-217,789
40060000	OPERATING INCOME (LOSS) (*)	18,139,553	5,323,630	16,273,676	5,145,464
40070000	FINANCE INCOME	1,951,784	1,124,728	1,146,517	491,870
40070010	INTEREST INCOME	1,044,321	323,290	1,146,517	421,565
40070020	FOREIGN EXCHANGE GAIN, NET	127,372	113,800	0	0
40070030	DERIVATIVES GAIN, NET	780,091	687,638	0	70,305
40070040	EARNINGS PER CHANGES IN FAIR VALUE OF FINANCIAL INSTRUMENTS	0	0	0	0
40070050	OTHER	0	0	0	0
40080000	FINANCE EXPENSE	5,302,276	1,142,389	5,787,493	1,471,559
40080010	INTEREST EXPENSE	4,369,276	1,142,389	4,174,455	1,147,301
40080020	FOREIGN EXCHANGE LOSS, NET	0	0	713,628	324,258
40080030	DERIVATIVES LOSS, NET	0	0	899,410	0
40080050	LOSS PER CHANGES IN FAIR VALUE CHANGE IN FINANCIAL INSTRUMENTS	933,000	0	0	0
40080060	OTHER	0	0	0	0
40090000	FINANCE INCOME (EXPENSE) NET	-3,350,492	-17,661	-4,640,976	-979,689
40100000	PARTICIPATION IN THE RESULTS OF ASSOCIATES AND JOINT VENTURES	-666,602	-432,772	-449,318	-131,532
40110000	INCOME (LOSS) BEFORE INCOME TAXES	14,122,459	4,873,197	11,183,382	4,034,243
40120000	INCOME TAXES	4,053,291	1,768,043	3,226,067	1,447,988
40120010	INCOME TAX, CURRENT	4,833,347	1,629,804	4,309,129	2,007,789
40120020	INCOME TAX, DEFERRED	-780,056	138,239	-1,083,062	-559,801
40130000	INCOME (LOSS) FROM CONTINUING OPERATIONS	10,069,168	3,105,154	7,957,315	2,586,255
40140000	INCOME (LOSS) FROM DISCONTINUED OPERATIONS, NET	0	0	0	0
40150000	NET INCOME (LOSS)	10,069,168	3,105,154	7,957,315	2,586,255
40160000	NET INCOME (LOSS) ATTRIBUTABLE TO NON-CONTROLLING INTEREST	1,308,531	107,077	1,291,379	384,443
40170000	NET INCOME (LOSS) ATTRIBUTABLE TO CONTROLLING INTEREST	8,760,637	2,998,077	6,665,936	2,201,812

40180000	NET INCOME (LOSS) PER BASIC SHARE	3.08	1.05	2.37	0.78
40190000	NET INCOME (LOSS) PER DILUTED SHARE	2.83	0.97	2.24	0.72

STATEMENTS OF COMPREHENSIVE INCOME
OTHER COMPREHENSIVE INCOME (NET OF INCOME TAXES)
FOR THE TWELVE AND THREE MONTHS ENDED DECEMBER 31, 2012 AND 2011
(THOUSANDS OF MEXICAN PESOS)
CONSOLIDATED
Final Printing
REF	ACCOUNT / SUBACCOUNT	CURRENT YEAR		PREVIOUS YEAR
		CUMULATIVE	QUARTER	CUMULATIVE	QUARTER
40200000	NET INCOME (LOSS)	10,069,168	3,105,154	7,957,315	2,586,255
	ITEMS THAT MAY NOT BE RECLASSIFIED INTO RESULTS
40210000	EARNINGS PER PROPERTY REASSESSMENT	0	0	0	0
40220000	ACTUARIAL EARNINGS (LOSS) FOR LABOR OBLIGATIONS	-75,065	-75,065	2,218	2,218
40220100	PARTICIPATION IN RESULTS FOR REVALUATION OF PROPERTIES OF ASSOCIATES AND JOINT VENTURES	0	0	0	0
	ITEMS THAT MAY BE SUBSEQUENTLY RECLASSIFIED INTO RESULTS
40230000	RESULT FOR FOREIGN CURRENCY CONVERSION	-204,861	50,364	186,944	-20,980
40240000	CHANGES IN THE VALUATION OF AVAILABLE FOR SALE FINANCIAL ASSETS	272,061	224,544	-289,575	90,553
40250000	CHANGES IN THE VALUATION OF DERIVATIVE FINANCIAL INSTRUMENTS	-99,719	9,678	95,405	-11,403
40260000	CHANGES IN FAIR VALUE OF OTHER ASSETS	518,229	57,755	893,422	923,446
40270000	PARTICIPATION IN OTHER COMPREHENSIVE INCOME OF ASSOCIATES AND JOINT VENTURES	50,606	4,545	-37,314	-2,419
40280000	OTHER COMPREHENSIVE INCOME	0	0	0	0
40290000	TOTAL OTHER COMPREHENSIVE INCOME	461,251	271,821	851,100	981,415

40300000	COMPREHENSIVE INCOME (LOSS)	10,530,419	3,376,975	8,808,415	3,567,670
40320000	COMPREHENSIVE (LOSS) ATTRIBUTABLE TO NON-CONTROLLING INTEREST	1,287,100	115,198	1,365,812	435,704
40310000	COMPREHENSIVE (LOSS) ATTRIBUTABLE TO CONTROLLING INTEREST	9,243,319	3,261,777	7,442,603	3,131,966

STATEMENTS OF COMPREHENSIVE INCOME
DATA INFORMATION
FOR THE TWELVE AND THREE MONTHS ENDED DECEMBER 31, 2012 AND 2011
(THOUSANDS OF MEXICAN PESOS)
CONSOLIDATED
Final Printing
REF	ACCOUNT / SUBACCOUNT	CURRENT YEAR		PREVIOUS YEAR
		CUMULATIVE	QUARTER	CUMULATIVE	QUARTER
92000010	OPERATING DEPRECIATION AND AMORTIZATION	8,474,240	2,299,614	7,361,552	1,973,544
92000020	EMPLOYEES' PROFIT SHARING, CURRENT	39,663	29,100	57,370	40,283

STATEMENTS OF COMPREHENSIVE INCOME
DATA INFORMATION (TWELVE MONTHS)
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2012 AND 2011
(THOUSANDS OF MEXICAN PESOS)
CONSOLIDATED
Final Printing
REF	ACCOUNT / SUBACCOUNT	YEAR
		CURRENT	PREVIOUS
92000030	NET INCOME (**)	69,290,409	62,581,541
92000040	OPERATING INCOME (LOSS) (**)	18,139,553	16,273,676
92000050	CONTROLLING INTEREST NET INCOME (LOSS) (**)	8,760,637	6,665,936
92000060	NET INCOME (LOSS) (**)	10,069,168	7,957,315
92000070	OPERATING DEPRECIATION AND AMORTIZATION (**)	8,474,240	7,361,552

(**) INFORMATION FOR THE LAST TWELVE MONTHS

STATEMENTS OF CASH FLOWS (INDIRECT METHOD)
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2012 AND 2011
(THOUSANDS OF MEXICAN PESOS)
CONSOLIDATED
Final Printing
REF	ACCOUNT / SUBACCOUNT	CURRENT YEAR	PREVIOUS YEAR
		AMOUNT	AMOUNT
OPERATING ACTIVITIES
50010000	INCOME (LOSS) BEFORE INCOME TAXES	14,122,459	11,183,382
50020000	+ (-) ITEMS NOT REQUIRING CASH	997,676	782,618
50020010	+ ESTIMATES FOR THE PERIOD	814,153	689,057
50020020	+ PROVISIONS FOR THE PERIOD	0	0
50020030	+ (-) OTHER UNREALIZED ITEMS	183,523	93,561
50030000	+ (-) ITEMS RELATED TO INVESTING ACTIVITIES	10,872,349	5,719,947
50030010	+ DEPRECIATION AND AMORTIZATION FOR THE PERIOD	8,474,240	7,361,552
50030020	(-) + GAIN OR LOSS ON SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
50030030	+ (-) LOSS (REVERSION) IMPAIRMENT	0	0
50030040	(-) + EQUITY IN RESULTS OF AFFILIATES AND JOINT VENTURES	666,602	449,318
50030050	(-) DIVIDENDS RECEIVED	0	0
50030060	(-) INTEREST INCOME	(106,529)	(226,769)
50030070	(-) FOREIGN EXCHANGE FLUCTUATION	1,577,455	(2,205,339)
50030080	(-) + OTHER ITEMS	260,581	341,185
50040000	+ (-) ITEMS RELATED TO FINANCING ACTIVITIES	2,968,832	8,815,578
50040010	(+) ACCRUED INTEREST	4,305,043	4,109,064
50040020	(+) FOREIGN EXCHANGE FLUCTUATION	(2,117,757)	3,400,149
50040030	(+) FINANCIAL OPERATIONS OF DERIVATIVES	152,909	656,905
50040040	+(-) OTHER ITEMS	628,637	649,460
50050000	CASH FLOW BEFORE INCOME TAX	28,961,316	26,501,525
50060000	CASH FLOWS PROVIDED OR USED IN OPERATION	(5,618,026)	(3,424,936)
50060010	+ (-) DECREASE (INCREASE) IN CUSTOMERS	(594,478)	(2,097,433)
50060020	+ (-) DECREASE (INCREASE) IN INVENTORIES	(626,965)	(1,469,185)
50060030	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLES AND OTHER ASSETS	(761,179)	1,367,361
50060040	+ (-) INCREASE (DECREASE) IN SUPPLIERS	711,155	(21,162)
50060050	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	188,584	2,418,072
50060060	+ (-) INCOME TAXES PAID OR RETURNED	(4,535,143)	(3,622,589)
50070000	NET CASH FLOWS FROM OPERATING ACTIVITIES	23,343,290	23,076,589
INVESTING ACTIVITIES
50080000	NET CASH FLOWS FROM INVESTING ACTIVITIES	(12,981,386)	(25,314,730)
50080010	(-) PERMANENT INVESTMENTS IN SHARES	(478,759)	(1,916,893)
50080020	+ DISPOSITION OF PERMANENT INVESTMENT IN SHARES	0	0
50080030	(-) INVESTMENT IN PROPERTY, PLANT AND EQUIPMENT	(11,428,422)	(9,668,501)
50080040	+ SALE OF PROPERTY, PLANT AND EQUIPMENT	606,834	591,603
50080050	(-) TEMPORARY INVESTMENTS	(274,958)	(313,853)
50080060	+ DISPOSITION OF TEMPORARY INVESTMENTS	479,039	5,819,211
50080070	(-) INVESTMENT IN INTANGIBLE ASSETS	(822,027)	(464,156)
50080080	+ DISPOSITION OF INTANGIBLE ASSETS	0	0
50080090	(-) BUSINESS ACQUISITIONS	0	0
50080100	+ BUSINESS DISPOSITIONS	0	0
50080110	+ DIVIDEND RECEIVED	12,830	66,310
50080120	+ INTEREST RECEIVED	0	0
50080130	+ (-) DECREASE (INCREASE) IN ADVANCES AND LOANS TO THIRD PARTIES	0	0
50080140	+ (-) OTHER ITEMS	(1,075,923)	(19,428,451)
FINANCING ACTIVITIES
50090000	NET CASH FLOWS FROM FINANCING ACTIVITIES	(7,547,799)	(2,543,102)
50090010	+ BANK FINANCING	239,400	9,700,000
50090020	+ STOCK MARKET FINANCING	0	0
50090030	+ OTHER FINANCING	0	0
50090040	(-) BANK FINANCING AMORTIZATION	(1,020,000)	(3,110,135)
50090050	(-) STOCK MARKET FINANCING AMORTIZATION	0	(898,776)
50090060	(-) OTHER FINANCING AMORTIZATION	(645,184)	(332,673)
50090070	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	0	0
50090080	(-) DIVIDENDS PAID	(1,002,692)	(1,023,012)
50090090	+ PREMIUM ON ISSUANCE OF SHARES	0	0
50090100	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
50090110	(-) INTEREST EXPENSE	(4,355,869)	(4,067,162)
50090120	(-) REPURCHASE OF SHARES	0	(12,623)
50090130	+ (-) OTHER ITEMS	(763,454)	(2,798,721)

50100000	NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	2,814,105	(4,781,243)
50110000	CHANGES IN THE VALUE OF CASH AND CASH EQUIVALENTS	(53,440)	105,214
50120000	CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	16,302,660	20,951,953
50130000	CASH AND CASH EQUIVALENTS AT END OF PERIOD	19,063,325	16,275,924

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(THOUSANDS OF MEXICAN PESOS)
CONSOLIDATED
Final Printing
CONCEPTS	CAPITAL STOCK	SHARES REPURCHASED	ADDITIONAL PAID-IN CAPITAL	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	OTHER CAPITAL CONTRIBUTED	RETAINED EARNINGS OR ACCUMULATED LOSSES		ACCUMULATED OTHER COMPREHENSIVE INCOME (NET OF INCOME TAX)	CONTROLLING INTEREST	NON-CONTROLLING INTEREST	TOTAL STOCKHOLDERS’ EQUITY
						RESERVES	RETAINED EARNINGS (ACCUMULATED LOSSES)
BALANCE AT JANUARY 1, 2011	4,883,782	-6,156,625	3,844,524	0	0	2,135,423	39,358,215	546,535	44,611,854	8,628,731	53,240,585

RETROSPECTIVE ADJUSTMENT	0	0	0	0	0	0	0	0	0	0	0

APPLICATION OF OTHER COMPREHENSIVE INCOME TO RETAINED EARNINGS	0	0	0	0	0	0	0	0	0	0	0

ESTABLISHMENT OF RESERVES	0	0	0	0	0	3,584	0	0	3,584	2,254	5,838

DIVIDENDS DECLARED	0	0	0	0	0	0	-1,023,012	0	-1,023,012	-2,179,750	-3,202,762

(DECREASE) INCREASE OF CAPITAL	157,026	0	0	0	0	0	0	0	157,026	-409,381	-252,355

REPURCHASE OF SHARES	0	-11,442,740	0	0	0	0	0	0	-11,442,740	0	-11,442,740

(DECREASE) INCREASE IN ADDITIONAL PAID-IN CAPITAL	0	0	12,045,295	0	0	0	0	0	12,045,295	369,927	12,415,222

(DECREASE) INCREASE IN NON-CONTROLLING INTEREST	0	0	0	0	0	0	0	0	0	0	0

OTHER	0	1,627,655	0	0	0	0	-1,647,522	0	-19,867	-462,961	-482,828

COMPREHENSIVE INCOME	0	0	0	0	0	0	6,665,936	776,667	7,442,603	1,365,812	8,808,415

BALANCE AT DECEMBER 31, 2011	5,040,808	-15,971,710	15,889,819	0	0	2,139,007	43,353,617	1,323,202	51,774,743	7,314,632	59,089,375
BALANCE AT JANUARY 1, 2012	5,040,808	-15,971,710	15,889,819	0	0	2,139,007	43,353,617	1,323,202	51,774,743	7,314,632	59,089,375

RETROSPECTIVE ADJUSTMENT	0	0	0	0	0	0	0	0	0	0	0

APPLICATION OF OTHER COMPREHENSIVE INCOME TO RETAINED EARNINGS	0	0	0	0	0	0	0	0	0	0	0

ESTABLISHMENT OF RESERVES	0	0	0	0	0	0	0	0	0	2,296	2,296

DIVIDENDS DECLARED	0	0	0	0	0	0	-1,002,692	0	-1,002,692	-649,459	-1,652,151

(DECREASE) INCREASE OF CAPITAL	-62,682	1,991,714	0	0	0	0	-1,929,032	0	0	0	0

REPURCHASE OF SHARES	0	-533,038	0	0	0	0	0	0	-533,038	0	-533,038

(DECREASE) INCREASE IN ADDITIONAL PAID-IN CAPITAL	0	0	0	0	0	0	0	0	0	0	0

(DECREASE) INCREASE IN NON-CONTROLLING INTEREST	0	0	0	0	0	0	0	0	0	0	0

OTHER	0	1,409,811	0	0	0	0	-248,138	0	1,161,673	-63,971	1,097,702

COMPREHENSIVE INCOME	0	0	0	0	0	0	8,760,637	482,682	9,243,319	1,287,100	10,530,419

BALANCE AT DECEMBER 31, 2012	4,978,126	-13,103,223	15,889,819	0	0	2,139,007	48,934,392	1,805,884	60,644,005	7,890,598	68,534,603

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CONSOLIDATED
Final Printing

MEXICO CITY, D.F., FEBRUARY 25, 2013—GRUPO TELEVISA, S.A.B. (NYSE:TV; BMV: TLEVISA CPO; “TELEVISA” OR “THE COMPANY”), TODAY ANNOUNCED RESULTS FOR FOURTH QUARTER AND FULL YEAR 2012. THE RESULTS HAVE BEEN PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”). THEREFORE, THE RESULTS FOR FOURTH QUARTER AND FULL YEAR 2011 PREVIOUSLY REPORTED IN ACCORDANCE WITH MEXICAN FINANCIAL REPORTING STANDARDS (“MEXICAN FRS”) HAVE BEEN RESTATED IN ACCORDANCE WITH IFRS FOR COMPARATIVE PURPOSES.

THE FOLLOWING INFORMATION FROM THE CONDENSED CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011 IS PRESENTED IN MILLIONS OF MEXICAN PESOS, AS WELL AS THE PERCENTAGE CHANGE WHEN COMPARING 2012 WITH 2011:

NET SALES

NET SALES INCREASED 10.7% TO PS.69,290.4 MILLION IN 2012 COMPARED WITH PS.62,581.5 MILLION IN 2011. THIS INCREASE WAS ATTRIBUTABLE TO STRONG REVENUE GROWTH IN CONTENT, IN PARTICULAR NETWORK SUBSCRIPTION REVENUE AND LICENSING AND SYNDICATION, CABLE AND TELECOM, AND SKY SEGMENTS. OPERATING SEGMENT INCOME INCREASED 12.0%, REACHING PS.28,413.5 MILLION WITH A MARGIN OF 40.3% IN 2012 COMPARED WITH PS.25,371.4 MILLION WITH A MARGIN OF 39.8% IN 2011.

NET INCOME ATTRIBUTABLE TO STOCKHOLDERS OF THE COMPANY

NET INCOME ATTRIBUTABLE TO STOCKHOLDERS OF THE COMPANY INCREASED TO PS.8,760.6 MILLION FOR THE YEAR ENDED DECEMBER 31, 2012 COMPARED WITH PS.6,665.9 MILLION FOR THE YEAR ENDED DECEMBER 31, 2011. THE NET INCREASE OF PS.2,094.7 MILLION PRIMARILY REFLECTED (I) A PS.1,865.9 MILLION INCREASE IN OPERATING INCOME AND (II) A PS.1,290.5 MILLION DECREASE IN FINANCE EXPENSE, NET, MAINLY AS A RESULT OF THE APPRECIATION OF THE PESO DURING THE YEAR, AND A DECREASE IN OTHER FINANCE EXPENSE, NET. THESE FAVORABLE VARIANCES WERE PRIMARILY OFFSET BY A PS.827.3 MILLION INCREASE IN INCOME TAXES.

FOURTH QUARTER RESULTS AND FULL YEAR RESULTS BY BUSINESS SEGMENT

THE FOLLOWING INFORMATION PRESENTS FOURTH QUARTER CONSOLIDATED RESULTS ENDED DECEMBER 31, 2012 AND 2011 AND FULL YEAR CONSOLIDATED RESULTS ENDED DECEMBER 31, 2012 AND 2011 FOR EACH OF OUR BUSINESS SEGMENTS. CONSOLIDATED RESULTS FOR THE FOURTH QUARTER 2012 AND 2011 AND FULL YEAR 2012 AND 2011 ARE PRESENTED IN MILLIONS OF MEXICAN PESOS:

CONTENT

FOURTH QUARTER SALES INCREASED 4.9% TO PS.10,218.7 MILLION COMPARED WITH PS.9,738.6 MILLION IN FOURTH QUARTER 2011.

FULL YEAR SALES MET OUR FULL YEAR GUIDANCE, INCREASING 7.2% TO PS.32,884.1 MILLION COMPARED WITH PS.30,685.6 MILLION IN 2011.

ADVERTISING FOURTH QUARTER REVENUE INCREASED 3.6% TO PS.7,716.2 MILLION COMPARED WITH PS.7,444.6 MILLION IN FOURTH QUARTER 2011.

ADVERTISING FULL YEAR REVENUE INCREASED BY 3.1% TO PS.23,935.9 MILLION COMPARED WITH PS.23,206.1 MILLION IN 2011. THESE RESULTS REFLECT STRONGER ADVERTISING REVENUES, IN PARTICULAR IN OUR PAY-TV PLATFORMS, WHICH WERE PARTIALLY COMPENSATED BY THE EFFECTS OF THE ELECTORAL PERIOD DURING THE SECOND QUARTER OF THE YEAR, WHEN WE WERE REQUIRED TO TRANSMIT - FREE OF CHARGE - PROMOTIONAL SPOTS FOR THE DIFFERENT CANDIDATES ACROSS ALL OF OUR NETWORKS.

FOURTH-QUARTER NETWORK SUBSCRIPTION REVENUE INCREASED BY 17.3% TO PS.819.4 MILLION COMPARED TO PS.698.6 MILLION IN FOURTH-QUARTER 2011.

FULL YEAR NETWORK SUBSCRIPTION REVENUE GREW BY 23.1% TO PS.3,189.2 MILLION COMPARED WITH PS.2,590.8 MILLION IN 2011, MAINLY AS A RESULT OF THE SUSTAINED ADDITION OF PAY-TV SUBSCRIBERS IN MEXICO AND, TO A LESSER EXTENT, ABROAD. WE CLOSED 2012 WITH 33.2 MILLION SUBSCRIBERS CARRYING AN AVERAGE OF 5.9 NETWORKS COMPARED WITH 29.6 MILLION SUBSCRIBERS CARRYING AN AVERAGE OF 5.5 NETWORKS IN 2011. THESE RESULTS ALSO INCLUDE A POSITIVE TRANSLATION EFFECT ON FOREIGN-CURRENCY-DENOMINATED SALES.

FOURTH-QUARTER LICENSING AND SYNDICATION REVENUE INCREASED BY 5.5% TO PS.1,683.1 MILLION COMPARED TO PS.1,595.4 MILLION IN FOURTH-QUARTER 2011.

THE FULL YEAR INCREASE IN LICENSING AND SYNDICATION REVENUE OF 17.8% TO PS.5,759 MILLION COMPARED WITH PS.4,888.7 MILLION IN 2011 IS EXPLAINED BY BOTH I) AN INCREASE IN ROYALTIES FROM UNIVISION, FROM US$224.9 MILLION IN 2011 TO US$247.6 MILLION IN 2012; II) AN INCREASE IN SALES TO THE REST OF THE WORLD, PRINCIPALLY IN LATIN AMERICA; AND III) A POSITIVE TRANSLATION EFFECT ON FOREIGN-CURRENCY-DENOMINATED REVENUES IN THE AMOUNT OF PS.180.8 MILLION.

FOURTH QUARTER OPERATING SEGMENT INCOME INCREASED 0.3% TO PS.4,807.8 MILLION COMPARED WITH PS.4,792.4 MILLION IN FOURTH QUARTER 2011; THE MARGIN WAS 47.0%.

FULL-YEAR OPERATING SEGMENT INCOME INCREASED 6.4% TO PS.15,411.1 MILLION COMPARED WITH PS.14,480.7 MILLION IN 2011. THE MARGIN WAS 46.9%, WHICH WAS IN LINE WITH GUIDANCE. THESE RESULTS REFLECT HIGHER REVENUES WHICH WERE PARTIALLY OFFSET BY I) THE INCREASE IN PRODUCTION COSTS DUE TO THE COVERAGE OF THE 2012 OLYMPICS AND THE AMORTIZATION OF MOVIES AND TV SERIES; II) A NEGATIVE TRANSLATION EFFECT ON FOREIGN-CURRENCY-DENOMINATED COSTS AND EXPENSES; AND III) AN INCREASE IN OPERATING EXPENSES RELATED TO HIGHER EMPLOYEE COSTS AND AGENCY COMMISSIONS.

PUBLISHING

FOURTH QUARTER SALES INCREASED 2.6% TO PS.1,000.3 MILLION COMPARED WITH PS.975.4 MILLION IN FOURTH QUARTER 2011.

FULL YEAR SALES INCREASED 8.2% TO PS.3,453.0 MILLION COMPARED WITH PS.3,191.8 MILLION IN 2011. THIS INCREASE REFLECTS I) THE INCREASE IN CIRCULATION AND ADVERTISING REVENUE IN MEXICO AND ABROAD; AND II) A POSITIVE TRANSLATION EFFECT ON FOREIGN-CURRENCY-DENOMINATED SALES. IN 2012 MEXICO-DERIVED REVENUES REPRESENTED 38.7% COMPARED WITH 40.8% IN 2011.

FOURTH QUARTER OPERATING SEGMENT INCOME DECREASED 15.3% TO PS.135.6 MILLION COMPARED WITH PS.160.1 MILLION IN FOURTH QUARTER 2011, AND THE MARGIN WAS 13.6%.

FULL YEAR OPERATING SEGMENT INCOME DECREASED 1.6% TO PS.447.6 MILLION COMPARED WITH PS.454.7 MILLION IN 2011, AND THE MARGIN WAS 13.0%. THIS DECREASE REFLECTS HIGHER EDITORIAL, PAPER AND PRINTING COSTS AND A NEGATIVE TRANSLATION EFFECT ON FOREIGN-CURRENCY-DENOMINATED COSTS AND EXPENSES.

SKY

FOURTH QUARTER SALES INCREASED BY 19.2% TO PS.3,810.5 MILLION COMPARED WITH PS.3,196.2 MILLION IN FOURTH QUARTER 2011. DURING THE QUARTER, SKY ADDED A TOTAL OF 270 THOUSAND SUBSCRIBERS, MAINLY IN MEXICO.

FULL YEAR SALES INCREASED 15.9% TO PS.14,465.3 MILLION COMPARED WITH PS.12,479.2 MILLION IN 2011. THE ANNUAL INCREASE WAS DRIVEN BY SOLID GROWTH IN THE SUBSCRIBER BASE OF MORE THAN 1.1 MILLION, WHICH IS EXPLAINED BY THE CONTINUED SUCCESS OF SKY’S LOW-COST OFFERINGS, AND THE INCREASE IN PAY-PER-VIEW REVENUES. AS OF DECEMBER 31, 2012, THE NUMBER OF NET ACTIVE SUBSCRIBERS INCREASED TO 5,153,445 (INCLUDING 164,669 COMMERCIAL SUBSCRIBERS), COMPARED WITH 4,008,374 (INCLUDING 157,646 COMMERCIAL SUBSCRIBERS) AS OF DECEMBER 31, 2011. SKY CLOSED THE YEAR WITH 182,415 SUBSCRIBERS IN CENTRAL AMERICA AND THE DOMINICAN REPUBLIC.

FOURTH QUARTER OPERATING SEGMENT INCOME INCREASED 13.8% TO PS.1,604.4 MILLION COMPARED WITH PS.1,410.1 MILLION IN FOURTH QUARTER 2011, AND THE MARGIN WAS 42.1%.

FULL YEAR OPERATING SEGMENT INCOME INCREASED 13.3% TO PS.6,558.0 MILLION COMPARED WITH PS.5,789.8 MILLION IN 2011, AND THE MARGIN WAS 45.3%. THESE RESULTS REFLECT AN INCREASE IN SALES THAT WAS PARTIALLY OFFSET BY HIGHER COSTS AND EXPENSES INHERENT TO THE GROWTH IN THE SUBSCRIBER BASE, MAINLY IN THE LOWER-COST PACKAGES.

CABLE AND TELECOM

FOURTH QUARTER SALES INCREASED 9.8% TO PS.4,037.0 MILLION COMPARED WITH PS.3,678.1 MILLION IN FOURTH QUARTER 2011 DRIVEN BY GROWTH IN ALL OF OUR CABLE PLATFORMS.

FULL YEAR SALES INCREASED 14.2% TO PS.15,570.4 MILLION COMPARED WITH PS.13,635.4 MILLION IN 2011. IN THE AGGREGATE, THE THREE CABLE OPERATIONS ADDED 470 THOUSAND REVENUE GENERATING UNITS (RGUS) DURING THE YEAR AS A RESULT OF THE SUCCESS OF OUR COMPETITIVE PACKAGES. VOICE AND DATA RGUS CONTINUED TO BE THE MAIN DRIVERS OF GROWTH, GROWING 16.1% AND 22.5% COMPARED WITH 2011, RESPECTIVELY, WHILE VIDEO RGUS EXPANDED BY 5.8%.

YEAR-OVER-YEAR, CABLEVISIÓN, CABLEMÁS, TVI AND BESTEL NET SALES INCREASED 14.8%, 15.1%, 13.9%, AND 11.5%, RESPECTIVELY.

THE FOLLOWING INFORMATION SETS FORTH THE BREAKDOWN OF SUBSCRIBERS FOR EACH OF OUR THREE CABLE SUBSIDIARIES AS OF DECEMBER 31, 2012:

THE SUBSCRIBER BASE OF CABLEVISIÓN OF VIDEO, BROADBAND AND VOICE AS OF DECEMBER 31, 2012 AMOUNTED TO 787,054, 509,137 AND 318,927 SUBSCRIBERS, RESPECTIVELY.

THE SUBSCRIBER BASE OF CABLEMÁS OF VIDEO, BROADBAND AND VOICE AS OF DECEMBER 31, 2012 AMOUNTED TO 1,147,007, 567,247 AND 302,197 SUBSCRIBERS, RESPECTIVELY.

THE SUBSCRIBER BASE OF TVI OF VIDEO, BROADBAND AND VOICE AS OF DECEMBER 31, 2012 AMOUNTED TO 374,733, 229,720 AND 133,178 SUBSCRIBERS, RESPECTIVELY.

THE RGUS OF CABLEVISIÓN, CABLEMÁS AND TVI AS OF DECEMBER 31, 2012 AMOUNTED TO 1,615,118, 2,016,451 AND 737,631, RESPECTIVELY.

FOURTH QUARTER OPERATING SEGMENT INCOME INCREASED 12.7% TO PS.1,579.1 MILLION COMPARED WITH PS.1,401.0 MILLION IN FOURTH QUARTER 2011, AND THE MARGIN INCREASED TO 39.1%. THE MARGINS IN BESTEL REMAINED STRONG. THIS INCREASE WAS DRIVEN BY LOWER INTERCONNECTION RATES AND A LARGER CUSTOMER BASE.

FULL YEAR OPERATING SEGMENT INCOME INCREASED 21.6% TO PS.5,812.8 MILLION COMPARED WITH PS.4,778.6 MILLION IN 2011, AND THE MARGIN INCREASED TO 37.3%. THESE RESULTS REFLECT CONTINUED GROWTH IN THE CABLE PLATFORMS, AND STRONG MARGINS AT BESTEL. THESE FAVORABLE VARIANCES WERE PARTIALLY OFFSET BY AN INCREASE IN PERSONNEL COSTS AND ADVERTISING SPENDING DURING THE YEAR.

THE FOLLOWING INFORMATION SET FORTH THE BREAKDOWN OF REVENUES AND OPERATING SEGMENT INCOME, EXCLUDING CONSOLIDATION ADJUSTMENTS, FOR OUR FOUR CABLE AND TELECOM SUBSIDIARIES FOR 2012 AND 2011:

THE REVENUES FOR 2012 OF CABLEVISIÓN, CABLEMÁS, TVI AND BESTEL AMOUNTED TO PS.5,041.1 MILLION, PS.5,439.7 MILLION, PS.2,474.6 MILLION AND PS.3,039.8 MILLION, RESPECTIVELY.

THE REVENUES FOR 2011 OF CABLEVISIÓN, CABLEMÁS, TVI AND BESTEL AMOUNTED TO PS.4,391.4 MILLION, PS.4,726.2 MILLION, PS.2,172.7 MILLION AND PS.2,727 MILLION, RESPECTIVELY.

THE OPERATING SEGMENT INCOME FOR 2012 OF CABLEVISIÓN, CABLEMÁS, TVI AND BESTEL AMOUNTED TO PS.2,033.8 MILLION, PS.2,007.6 MILLION, PS.1,065.6 MILLION AND PS.955.6 MILLION, RESPECTIVELY.

THE OPERATING SEGMENT INCOME FOR 2011 OF CABLEVISIÓN, CABLEMÁS, TVI AND BESTEL AMOUNTED TO PS.1,697.2 MILLION, PS.1,814.7 MILLION, PS.927 MILLION AND PS.574.3 MILLION, RESPECTIVELY.

THESE RESULTS DO NOT INCLUDE CONSOLIDATION ADJUSTMENTS IN REVENUES OF PS.424.8 MILLION AND PS.381.9 MILLION IN 2012 AND 2011, RESPECTIVELY, NOR PS.249.8 MILLION AND PS.234.6 MILLION IN 2012 AND 2011, RESPECTIVELY, IN OPERATING SEGMENT INCOME, WHICH ARE CONSIDERED IN THE CONSOLIDATED RESULTS OF CABLE AND TELECOM.

OTHER BUSINESSES

FOURTH QUARTER SALES INCREASED 3.1% TO PS.1,060.5 MILLION COMPARED WITH PS.1,028.7 MILLION IN FOURTH QUARTER 2011 DRIVEN MAINLY BY OUR FEATURE-FILM DISTRIBUTION AND GAMING BUSINESSES.

FULL YEAR SALES INCREASED 10.1% TO PS.4,211.3 MILLION COMPARED WITH PS.3,825.2 MILLION IN 2011. BUSINESSES THAT PERFORMED WELL INCLUDE FEATURE-FILM DISTRIBUTION, RADIO, AND GAMING. THE RESULTS OF GAMING WERE DRIVEN BY THE INCREASE IN PROMOTIONS. THE RADIO BUSINESS BENEFITED FROM AN INCREASE IN ADVERTISING REVENUES. FINALLY, THE FEATURE-FILM DISTRIBUTION BUSINESS DISTRIBUTED HITS SUCH AS “THE HUNGER GAMES” AND “THE WOMAN IN BLACK”.

FOURTH QUARTER OPERATING SEGMENT INCOME REACHED PS.15.3 MILLION COMPARED WITH A LOSS OF PS.87.9 MILLION IN FOURTH QUARTER 2011.

FULL YEAR OPERATING SEGMENT INCOME REACHED PS.184.0 MILLION COMPARED WITH A LOSS OF PS.132.4 MILLION IN 2011, REFLECTING INCREASES IN THE OPERATING SEGMENT INCOME OF RADIO, AND GAMING; A SHIFT FROM LOSS TO INCOME IN FEATURE-FILM DISTRIBUTION; AND A SMALLER OPERATING SEGMENT LOSS IN OUR SOCCER BUSINESS.

INTERSEGMENT OPERATIONS

INTERSEGMENT OPERATIONS FOR THE FOURTH QUARTER 2012 AND 2011 AMOUNTED TO PS.334.5 MILLION AND PS.324.2 MILLION, RESPECTIVELY.

INTERSEGMENT OPERATIONS FOR 2012 AND 2011 AMOUNTED TO PS.1,293.7 MILLION AND PS.1,235.7 MILLION, RESPECTIVELY.

CORPORATE EXPENSES

SHARE-BASED COMPENSATION EXPENSE IN 2012 AND 2011 AMOUNTED TO PS.632.5 MILLION AND PS.653.2 MILLION, RESPECTIVELY, AND WAS ACCOUNTED FOR AS CORPORATE EXPENSE. SHARE-BASED COMPENSATION EXPENSE IS MEASURED AT FAIR VALUE AT THE TIME THE EQUITY BENEFITS ARE CONDITIONALLY SOLD TO OFFICERS AND EMPLOYEES, AND IS RECOGNIZED OVER THE VESTING PERIOD.

OTHER EXPENSE, NET

OTHER EXPENSE, NET, INCREASED BY PS.56.8 MILLION, OR 9.6%, TO PS.650.4 MILLION FOR THE YEAR ENDED DECEMBER 31, 2012, COMPARED WITH PS.593.6 MILLION FOR THE YEAR ENDED DECEMBER 31, 2011. THE INCREASE REFLECTED PRIMARILY A HIGHER LOSS ON DISPOSITION OF PROPERTY AND EQUIPMENT, AND AN INCREASE IN OTHER EXPENSE RELATED TO FINANCIAL ADVISORY AND PROFESSIONAL SERVICES.

OTHER EXPENSE, NET, FOR THE YEAR ENDED DECEMBER 31, 2012 INCLUDED, PRIMARILY, LOSS ON DISPOSITION OF PROPERTY AND EQUIPMENT, FINANCIAL ADVISORY AND PROFESSIONAL SERVICES, AND DONATIONS.

NON-OPERATING RESULTS

FINANCE EXPENSE, NET

THE FOLLOWING INFORMATION SETS FORTH THE FINANCE EXPENSE, NET, STATED IN MILLIONS OF MEXICAN PESOS FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011:

THE FINANCE EXPENSE, NET, DECREASED BY PS.1,290.5 MILLION, OR 27.8%, TO PS.3,350.5 MILLION FOR  THE YEAR ENDED DECEMBER 31, 2012 FROM PS.4,641.0 MILLION FOR THE YEAR ENDED DECEMBER 31, 2011. THIS DECREASE REFLECTED PRIMARILY (I) A PS.841.0 MILLION FAVORABLE EFFECT RESULTING FROM A FOREIGN EXCHANGE GAIN FOR THE YEAR ENDED DECEMBER 31, 2012 OF PS.127.4 MILLION COMPARED WITH A FOREIGN EXCHANGE LOSS FOR THE YEAR ENDED DECEMBER 31, 2011 OF PS.713.6 MILLION, IN CONNECTION WITH AN 8.1% APPRECIATION OF THE MEXICAN PESO AGAINST THE US DOLLAR ON OUR AVERAGE NET US DOLLAR UNHEDGED LIABILITY POSITION DURING 2012 COMPARED WITH A 13.1% DEPRECIATION EFFECT ON OUR AVERAGE NET US DOLLAR UNHEDGED LIABILITY POSITION DURING 2011; AND (II) A PS.746.5 MILLION DECREASE IN OTHER FINANCE EXPENSE, NET, TO PS.152.9 MILLION IN 2012 COMPARED  WITH PS.899.4 MILLION IN 2011, PRIMARILY IN CONNECTION WITH AN UPWARD ADJUSTMENT IN THE FAIR VALUE OF OUR INVESTMENT IN BMP (UNIVISION) CONVERTIBLE DEBENTURES IN 2012, WHICH WAS PARTIALLY OFFSET BY AN UNFAVORABLE CHANGE IN THE FAIR VALUE OF OUR INVESTMENT IN EQUITY FINANCIAL INSTRUMENTS THAT WERE CONVERTED INTO SHARES OF GSF (IUSACELL) IN JUNE 2012. THESE FAVORABLE VARIANCES WERE OFFSET BY A PS.194.8 MILLION INCREASE IN INTEREST EXPENSE TO PS.4,369.3 MILLION IN 2012 COMPARED WITH PS.4,174.5 MILLION IN 2011, DUE PRIMARILY TO A HIGHER AVERAGE PRINCIPAL AMOUNT OF TOTAL DEBT DURING 2012; AND A PS.102.2 MILLION DECREASE IN INTEREST INCOME TO PS.1,044.3 MILLION IN 2012 COMPARED WITH PS.1,146.5 MILLION IN 2011, EXPLAINED PRIMARILY BY A LOWER AVERAGE AMOUNT OF CASH AND CASH EQUIVALENTS AND TEMPORARY INVESTMENTS IN 2012.

SHARE OF LOSSES OF JOINTLY CONTROLLED ENTITIES AND ASSOCIATES, NET

SHARE OF LOSSES OF JOINTLY CONTROLLED ENTITIES AND ASSOCIATES, NET, INCREASED BY PS.217.3 MILLION, OR 48.4%, TO PS.666.6 MILLION IN 2012 FROM PS.449.3 MILLION IN 2011. THIS INCREASE REFLECTED MAINLY THE SHARE OF LOSS OF GSF, THE PARENT COMPANY OF IUSACELL IN WHICH WE HOLD A 50.0% JOINT INTEREST SINCE JUNE 2012, WHICH EFFECT WAS PARTIALLY OFFSET BY THE ABSENCE IN 2012 OF SHARE OF LOSS OF LA SEXTA, A FREE-TO-AIR TELEVISION CHANNEL IN SPAIN, IN CONNECTION WITH THE EXCHANGE OF OUR 40.8% INTEREST IN LA SEXTA FOR A 14.5% PARTICIPATION IN IMAGINA IN FIRST QUARTER 2012. IMAGINA IS A SIGNIFICANT PROVIDER OF CONTENT AND AUDIOVISUAL SERVICES FOR THE MEDIA AND ENTERTAINMENT INDUSTRY IN SPAIN, AND OUR INVESTMENT IN THIS COMPANY WAS RECOGNIZED AS AN EQUITY FINANCIAL INSTRUMENT.

INCOME TAXES

INCOME TAXES INCREASED BY PS.827.3 MILLION, OR 25.6%, TO PS.4,053.4 MILLION IN 2012 COMPARED WITH PS.3,226.1 MILLION IN 2011. THIS INCREASE REFLECTED PRIMARILY A HIGHER INCOME TAX BASE, WHICH WAS OFFSET BY A LOWER EFFECTIVE INCOME TAX RATE.

NET INCOME ATTRIBUTABLE TO NON-CONTROLLING INTERESTS

NET INCOME ATTRIBUTABLE TO NON-CONTROLLING INTERESTS INCREASED BY PS.17.1 MILLION, OR 1.3%, TO PS.1,308.5 MILLION IN 2012, COMPARED WITH PS.1,291.4 MILLION IN 2011. THIS INCREASE REFLECTED PRIMARILY A HIGHER PORTION OF NET INCOME ATTRIBUTABLE TO NON-CONTROLLING INTERESTS IN OUR CABLE AND TELECOM SEGMENT, WHICH WAS PARTIALLY OFFSET BY A LOWER PORTION OF NET INCOME ATTRIBUTABLE TO NON-CONTROLLING INTERESTS IN OUR SKY SEGMENT.

OTHER RELEVANT INFORMATION

CAPITAL EXPENDITURES AND INVESTMENTS

DURING 2012, WE INVESTED APPROXIMATELY US$881.1 MILLION IN PROPERTY, PLANT AND EQUIPMENT AS CAPITAL EXPENDITURES, INCLUDING APPROXIMATELY US$455.4 MILLION FOR OUR CABLE AND TELECOM SEGMENT, US$292.1 MILLION FOR OUR SKY SEGMENT, AND US$133.6 MILLION FOR OUR CONTENT SEGMENT AND OTHER BUSINESSES.

OUR INVESTMENT IN PROPERTY, PLANT AND EQUIPMENT IN OUR CABLE AND TELECOM SEGMENT DURING 2012 INCLUDED APPROXIMATELY US$122.1 MILLION FOR CABLEVISIÓN, US$219.1 MILLION FOR CABLEMÁS, US$87.7 MILLION FOR TVI, AND US$26.5 MILLION FOR BESTEL.

IN OCTOBER 2012, WE ALSO RECOGNIZED A SATELLITE TRANSPONDER LEASE AGREEMENT AS A CAPITAL EXPENDITURE IN PROPERTY PLANT AND EQUIPMENT AND A RELATED FINANCE LEASE OBLIGATION IN THE AMOUNT OF US$326.3 MILLION (PS.4,203.0 MILLION) IN CONNECTION WITH THE COMMENCEMENT OF THE SERVICE AGREEMENT FOR THE USE OF TRANSPONDERS ON INTELSAT IS-21 SATELLITE BY OUR SKY BUSINESS SEGMENT.

DEBT AND FINANCE LEASE OBLIGATIONS

THE FOLLOWING INFORMATION SETS FORTH OUR TOTAL DEBT AND FINANCE LEASE OBLIGATIONS AS OF DECEMBER 31, 2012 AND 2011. AMOUNTS ARE STATED IN MILLIONS OF MEXICAN PESOS:

THE TOTAL CONSOLIDATED DEBT AMOUNTED TO PS.52,991.4 MILLION AND PS.55,964.8 MILLION AS OF DECEMBER 31, 2012 AND DECEMBER 31, 2011, RESPECTIVELY, WHICH INCLUDED A CURRENT PORTION  OF LONG-TERM DEBT IN THE AMOUNT OF PS.375 MILLION AND PS.1,169.9 MILLION, RESPECTIVELY.

ADDITIONALLY, WE HAD FINANCE LEASE OBLIGATIONS IN THE AMOUNT OF PS.4,971.1 MILLION AND PS.583.7 MILLION AS OF DECEMBER 31, 2012 AND DECEMBER 31, 2011, RESPECTIVELY, WHICH INCLUDED A CURRENT PORTION OF PS.439.2 MILLION  AND PS.381.9 MILLION, RESPECTIVELY.

AS OF DECEMBER 31, 2012, OUR CONSOLIDATED NET DEBT POSITION (TOTAL DEBT LESS CASH AND CASH EQUIVALENTS, TEMPORARY INVESTMENTS, AND NON-CURRENT HELD-TO-MATURITY AND AVAILABLE-FOR-SALE INVESTMENTS) WAS PS.25,235.4 MILLION. THE AGGREGATE AMOUNT OF NON-CURRENT HELD-TO-MATURITY AND AVAILABLE-FOR-SALE INVESTMENTS AS OF DECEMBER 31, 2012 AMOUNTED TO PS.3,375.4 MILLION.

SHARES OUTSTANDING

AS OF DECEMBER 31, 2012 AND 2011, OUR SHARES OUTSTANDING AMOUNTED TO 333,897.9 MILLION AND 330,862.1 MILLION SHARES, RESPECTIVELY, AND OUR CPO EQUIVALENTS OUTSTANDING AMOUNTED TO 2,853.8 MILLION AND 2,827.9 MILLION CPO EQUIVALENTS, RESPECTIVELY. NOT ALL OF OUR SHARES ARE IN THE FORM OF CPOS. THE NUMBER OF CPO EQUIVALENTS IS CALCULATED BY DIVIDING THE NUMBER OF SHARES OUTSTANDING BY 117.

AS OF DECEMBER 31, 2012 AND 2011, THE GDS (GLOBAL DEPOSITARY SHARES) EQUIVALENTS OUTSTANDING AMOUNTED TO 570.8 MILLION AND 565.6 MILLION GDS EQUIVALENTS, RESPECTIVELY. THE NUMBER OF GDS EQUIVALENTS IS CALCULATED BY DIVIDING THE NUMBER OF CPO EQUIVALENTS BY FIVE.

ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

BEGINNING ON JANUARY 1, 2012, AS REQUIRED BY REGULATIONS ISSUED BY THE MEXICAN BANK AND SECURITIES COMMISSION FOR LISTED COMPANIES IN MEXICO, WE DISCONTINUED USING MEXICAN FRS AND ADOPTED IFRS AS ISSUED BY THE INTERNATIONAL ACCOUNTING STANDARDS BOARD FOR FINANCIAL REPORTING PURPOSES. AS A RESULT, OUR CONSOLIDATED FINANCIAL INFORMATION FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2012 IS PRESENTED ON A COMPARATIVE AND CONDENSED BASIS IN ACCORDANCE WITH IFRS AND IS NOT DIRECTLY COMPARABLE WITH OUR CONSOLIDATED FINANCIAL INFORMATION PREVIOUSLY REPORTED IN ACCORDANCE WITH MEXICAN FRS.

THE IMPACT OF THE INITIAL ADOPTION OF IFRS AS MEASURED BY THE AGGREGATE AMOUNT OF ADJUSTMENTS MADE TO OUR PREVIOUSLY REPORTED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AND INCOME AS OF DECEMBER 31, 2011 AND FOR THE YEAR ENDED ON THAT DATE WAS LESS THAN 1% OF TOTAL CONSOLIDATED ASSETS AND STOCKHOLDERS’ EQUITY UNDER MEXICAN FRS, AND LESS THAN 3% OF CONSOLIDATED NET INCOME UNDER MEXICAN FRS.

ABOUT TELEVISA

GRUPO TELEVISA, S.A.B., IS THE LARGEST MEDIA COMPANY IN THE SPANISH-SPEAKING WORLD BASED ON ITS MARKET CAPITALIZATION AND A MAJOR PARTICIPANT IN THE INTERNATIONAL ENTERTAINMENT BUSINESS. IT HAS INTERESTS IN TELEVISION PRODUCTION AND BROADCASTING, PRODUCTION OF PAY-TELEVISION NETWORKS, INTERNATIONAL DISTRIBUTION OF TELEVISION PROGRAMMING, DIRECT-TO-HOME SATELLITE SERVICES, CABLE TELEVISION AND TELECOMMUNICATION SERVICES, MAGAZINE PUBLISHING AND DISTRIBUTION, RADIO PRODUCTION AND BROADCASTING, PROFESSIONAL SPORTS AND LIVE ENTERTAINMENT, FEATURE-FILM PRODUCTION AND DISTRIBUTION, THE OPERATION OF A HORIZONTAL INTERNET PORTAL, AND GAMING.

DISCLAIMER

THIS ANNEX CONTAINS FORWARD-LOOKING STATEMENTS REGARDING THE COMPANY’S RESULTS AND PROSPECTS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THESE STATEMENTS. THE FORWARD-LOOKING STATEMENTS IN THIS ANNEX SHOULD BE READ IN CONJUNCTION WITH THE FACTORS DESCRIBED IN “ITEM 3. KEY INFORMATION – FORWARD-LOOKING STATEMENTS” IN THE COMPANY’S ANNUAL REPORT ON FORM 20-F, WHICH, AMONG OTHERS, COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN FORWARD-LOOKING STATEMENTS MADE IN THIS ANNEX AND IN ORAL STATEMENTS MADE BY AUTHORIZED OFFICERS OF THE COMPANY. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THEIR DATES. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

THE FINANCIAL INSTITUTIONS THAT PERFORM FINANCIAL ANALYSIS ON THE SECURITIES OF GRUPO TELEVISA, S.A.B. ARE AS FOLLOWS:

INSTITUTION:
   BBVA BANCOMER
   CITIGROUP
   CREDIT SUISSE
   GBM
   GOLDMAN SACHS
   HSBC
   ITAÚ
   JPMORGAN
   MERRILL LYNCH
   MONEX
   MORGAN STANLEY
   NEW STREET RESEARCH
   SCOTIA CAPITAL
   UBS

FINANCIAL STATEMENT NOTES

CONSOLIDATED
Final Printing

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA	QUARTER: 04 YEAR: 2012
GRUPO TELEVISA, S.A.B.

FINANCIAL STATEMENT NOTES

GRUPO TELEVISA, S.A.B. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2012
(IN THOUSANDS OF MEXICAN PESOS, EXCEPT PER CPO AND PER SHARE AMOUNTS)

1.        ACCOUNTING POLICIES:

THESE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF GRUPO TELEVISA, S.A.B. (THE "COMPANY") AND SUBSIDIARIES (COLLECTIVELY, THE "GROUP"), FOR THE YEAR ENDED DECEMBER 31, 2012 ARE UNAUDITED AND HAVE BEEN PREPARED IN ACCORDANCE WITH INTERNATIONAL ACCOUNTING STANDARD 34, INTERIM FINANCIAL REPORTING. IN THE OPINION OF MANAGEMENT, ALL ADJUSTMENTS (CONSISTING PRINCIPALLY OF NORMAL RECURRING ADJUSTMENTS) NECESSARY FOR A FAIR PRESENTATION OF THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS HAVE BEEN INCLUDED THEREIN.

 THESE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE GROUP'S CONSOLIDATED AND AUDITED FINANCIAL STATEMENTS AND NOTES THERETO FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010, WHICH INCLUDE, AMONG OTHER DISCLOSURES, THE GROUP'S MOST SIGNIFICANT ACCOUNTING POLICIES, WHICH WERE APPLIED ON A CONSISTENT BASIS THROUGH DECEMBER 31, 2011, AS DISCUSSED IN THE FOLLOWING PARAGRAPH.

           BEGINNING ON JANUARY 1, 2012, AS REQUIRED BY REGULATIONS ISSUED BY THE MEXICAN BANK AND SECURITIES COMMISSION (“COMISIÓN NACIONAL BANCARIA Y DE VALORES”) FOR LISTED COMPANIES IN MEXICO, THE GROUP DISCONTINUED USING MEXICAN FINANCIAL REPORTING STANDARDS (“MEXICAN FRS”) AND ADOPTED INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) AS ISSUED BY THE INTERNATIONAL ACCOUNTING STANDARDS BOARD (“IASB”) FOR FINANCIAL REPORTING PURPOSES. ACCORDINGLY, THE CONSOLIDATED FINANCIAL STATEMENTS OF THE GROUP AS OF DECEMBER 31, 2012, AND FOR THE YEAR ENDED ON THAT DATE, ARE PRESENTED ON A COMPARATIVE BASIS IN ACCORDANCE WITH IFRS. INFORMATION RELATING TO THE NATURE AND EFFECT OF CERTAIN DIFFERENCES BETWEEN IFRS AND MEXICAN FRS AS THEY RELATE TO THE INITIAL ADOPTION OF IFRS IN THE GROUP’S CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011 AND JANUARY 1, 2011, THE TRANSITION DATE, AND FOR THE YEAR AND THREE MONTHS ENDED DECEMBER 31, 2011 IS PRESENTED IN NOTE 14 TO THESE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.

2.         PROPERTY, PLANT AND EQUIPMENT:

PROPERTY, PLANT AND EQUIPMENT AS OF DECEMBER 31, 2012 AND 2011 CONSISTED OF:
	2012		2011
BUILDINGS	Ps.	8,351,192	Ps.	8,029,859
BUILDING IMPROVEMENTS		1,332,400		1,603,096
TECHNICAL EQUIPMENT		57,028,488		52,286,157
SATELLITE TRANSPONDERS		7,869,492		3,593,873
FURNITURE AND FIXTURES		724,434		884,408
TRANSPORTATION EQUIPMENT		2,243,230		2,164,073
COMPUTER EQUIPMENT		4,250,687		4,424,520
LEASEHOLD IMPROVEMENTS		1,417,715		1,397,760
		83,217,638		74,383,746
ACCUMULATED DEPRECIATION		(43,346,297)		(41,735,471)
		39,871,341		32,648,275
LAND		4,632,610		4,609,895
CONSTRUCTION AND PROJECTS IN PROGRESS		3,859,240		3,616,716
	Ps.	48,363,191	Ps.	40,874,886

DEPRECIATION CHARGED TO INCOME FOR THE YEAR ENDED DECEMBER 31, 2012 AND 2011 WAS PS.7,571,149 AND PS.6,433,186, RESPECTIVELY.

DURING THE YEAR ENDED DECEMBER 31, 2012, THE GROUP INVESTED PS.15,794,829 IN PROPERTY, PLANT AND EQUIPMENT AS CAPITAL EXPENDITURES.

3.        LONG-TERM DEBT SECURITIES:

AS OF DECEMBER 31, 2012 AND 2011, THE GROUP'S CONSOLIDATED SHORT-TERM AND LONG-TERM DEBT SECURITIES OUTSTANDING WERE AS FOLLOWS:

	2012				2011
LONG-TERM DEBT SECURITIES	THOUSANDS OF U.S. DOLLARS		MEXICAN PESOS		THOUSANDS OF U.S. DOLLARS		MEXICAN PESOS
6.0% SENIOR NOTES DUE 2018 (A)	U.S.$	500,000	Ps.	6,425,000	U.S.$	500,000	Ps.	6,989,250
6.625% SENIOR NOTES DUE 2025 (A)		600,000		7,710,000		600,000		8,387,100
8.5% SENIOR NOTES DUE 2032 (A)		300,000		3,855,000		300,000		4,193,550
8.49% SENIOR NOTES DUE 2037 (A)		-		4,500,000		-		4,500,000
6.625% SENIOR NOTES DUE 2040 (A) 7.38% NOTES DUE 2020 (B)		600,000 -		7,710,000 10,000,000		600,000 -		8,387,100 10,000,000
		2,000,000		40,200,000		2,000,000		42,457,000
FINANCE COSTS, NET		-		(784,045)		-		(844,981)
	U.S.$	2,000,000	Ps.	39,415,955	U.S.$	2,000,000	Ps.	41,612,019

(A)
THESE SENIOR NOTES ARE UNSECURED OBLIGATIONS OF THE COMPANY, RANK EQUALLY IN RIGHT OF PAYMENT WITH ALL EXISTING AND FUTURE UNSECURED AND UNSUBORDINATED INDEBTEDNESS OF THE COMPANY, AND ARE JUNIOR IN RIGHT OF PAYMENT TO ALL OF THE EXISTING AND FUTURE LIABILITIES OF THE COMPANY’S SUBSIDIARIES. INTEREST ON THE SENIOR NOTES DUE 2018, 2025, 2032, 2037 AND 2040, INCLUDING ADDITIONAL AMOUNTS PAYABLE IN RESPECT OF CERTAIN MEXICAN WITHHOLDING TAXES, IS 6.31%, 6.97%, 8.94%, 8.93% AND 6.97% PER ANNUM, RESPECTIVELY, AND IS PAYABLE SEMI-ANNUALLY. THESE SENIOR NOTES MAY NOT BE REDEEMED PRIOR TO MATURITY, EXCEPT (I) IN THE EVENT OF CERTAIN CHANGES IN LAW AFFECTING THE MEXICAN WITHHOLDING TAX TREATMENT OF CERTAIN PAYMENTS ON THE SECURITIES, IN WHICH CASE THE SECURITIES WILL BE REDEEMABLE, AS A WHOLE BUT NOT IN PART, AT THE OPTION OF THE COMPANY; AND (II) IN THE EVENT OF A CHANGE OF CONTROL, IN WHICH CASE THE COMPANY MAY BE REQUIRED TO REDEEM THE SECURITIES AT 101% OF THEIR PRINCIPAL AMOUNT. ALSO, THE COMPANY MAY, AT ITS OWN OPTION, REDEEM THE SENIOR NOTES DUE 2018, 2025, 2037 AND 2040, IN WHOLE OR IN PART, AT ANY TIME AT A REDEMPTION PRICE EQUAL TO THE GREATER OF THE PRINCIPAL AMOUNT OF THESE SENIOR NOTES OR THE PRESENT VALUE OF FUTURE CASH FLOWS, AT THE REDEMPTION DATE, OF PRINCIPAL AND INTEREST AMOUNTS OF THE SENIOR NOTES DISCOUNTED AT A FIXED RATE OF COMPARABLE U.S. OR MEXICAN SOVEREIGN BONDS. THE AGREEMENT OF THESE SENIOR NOTES CONTAINS COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND CERTAIN RESTRICTED SUBSIDIARIES ENGAGED IN CONTENT  TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS AND SIMILAR TRANSACTIONS. THE SENIOR NOTES DUE 2018, 2025, 2032, 2037 AND 2040 ARE REGISTERED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION.

(B)
 INTEREST ON THESE NOTES (“CERTIFICADOS BURSÁTILES”) IS PAYABLE SEMI-ANNUALLY. THE COMPANY MAY, AT ITS OWN OPTION, REDEEM THESE NOTES, IN WHOLE OR IN PART, AT ANY SEMI-ANNUAL INTEREST PAYMENT DATE AT A REDEMPTION PRICE EQUAL TO THE GREATER OF THE PRINCIPAL AMOUNT OF THE OUTSTANDING NOTES AND THE PRESENT VALUE OF FUTURE CASH FLOWS, AT THE REDEMPTION DATE, OF PRINCIPAL AND INTEREST AMOUNTS OF THE NOTES DISCOUNTED AT A FIXED RATE OF COMPARABLE MEXICAN SOVEREIGN BONDS. THE AGREEMENT OF THESE NOTES CONTAINS COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND CERTAIN RESTRICTED SUBSIDIARIES DESIGNATED BY THE COMPANY’S BOARD OF DIRECTORS, AND ENGAGED IN CONTENT, TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS AND SIMILAR TRANSACTIONS.

4.        CONTINGENCIES:

THERE ARE VARIOUS LEGAL ACTIONS AND CLAIMS PENDING AGAINST THE GROUP WHICH ARE FILED IN THE ORDINARY COURSE OF BUSINESS. IN THE OPINION OF THE COMPANY’S MANAGEMENT, NONE OF THESE ACTIONS AND CLAIMS IS EXPECTED TO HAVE A MATERIAL ADVERSE EFFECT ON THE GROUP’S FINANCIAL STATEMENTS AS A WHOLE; HOWEVER, THE COMPANY´S MANAGEMENT IS UNABLE TO PREDICT THE OUTCOME OF ANY OF THESE LEGAL ACTIONS AND CLAIMS.

5.        EQUITY:

           THE EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE COMPANY AS OF DECEMBER 31, 2012 AND 2011 IS PRESENTED AS FOLLOWS:

	2012		2011
NOMINAL	Ps.	2,494,410	Ps.	2,525,818
CUMULATIVE INFLATION ADJUSTMENT (A)		2,483,716		2,514,990
TOTAL CAPITAL STOCK	Ps.	4,978,126	Ps.	5,040,808
ADDITIONAL PAID-IN CAPITAL		15,889,819		15,889,819
RETAINED EARNINGS		42,312,762		38,826,688
ACCUMULATED OTHER COMPREHENSIVE INCOME, NET		1,805,884		1,323,202
SHARES REPURCHASED		(13,103,223)		(15,971,710)
NET INCOME FOR THE PERIOD		8,760,637		6,665,936
EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE COMPANY	Ps.	60,644,005	Ps.	51,774,743

            (A) ADJUSTMENT TO RECOGNIZE THE  EFFECTS OF INFLATION IN CAPITAL STOCK  THROUGH DECEMBER 31, 1997, IN ACCORDANCE WITH IFRS.

            ON APRIL 27, 2012, THE COMPANY’S STOCKHOLDERS APPROVED (I)  THE PAYMENT OF A DIVIDEND FOR AN AGGREGATE AMOUNT OF UP TO PS.1,097,800, WHICH CONSISTED OF PS.0.35 PER CPO AND PS.0.002991452991 PER SHARE, NOT IN THE FORM OF A CPO, WHICH WAS PAID IN CASH IN MAY 2012 IN THE AGGREGATE AMOUNT OF PS.1,002,692; AND  (II) THE CANCELLATION OF 4,563.5 MILLION SHARES OF CAPITAL STOCK IN THE FORM OF 39 MILLION CPOS, WHICH WERE REPURCHASED BY THE COMPANY IN 2009, 2010 AND 2011.

AS OF DECEMBER 31, 2012, THE NUMBER OF SHARES ISSUED, REPURCHASED AND OUTSTANDING IS PRESENTED AS FOLLOWS:

	ISSUED	REPURCHASED	OUTSTANDING
SERIES “A” SHARES	123,273,961,425	9,716,632,558	113,557,328,867
SERIES “B” SHARES	58,982,873,976	6,292,699,869	52,690,174,107
SERIES “D” SHARES	90,086,525,865	6,261,307,099	83,825,218,766
SERIES “L” SHARES	90,086,525,865	6,261,307,099	83,825,218,766
	362,429,887,131	28,531,946,625	333,897,940,506

     AS OF DECEMBER 31, 2012, THE COMPANY’S SHARES REPURCHASED BY THE COMPANY AND THE COMPANY’S SHARES HELD BY A SPECIAL TRUST IN CONNECTION WITH THE COMPANY’S STOCK PURCHASE PLAN AND THE LONG-TERM RETENTION PLAN ARE PRESENTED AS A CHARGE TO THE EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE COMPANY, AS FOLLOWS:

	SERIES “A”, “B”, “D”, AND “L” SHARES
	IN THE FORM OF CPOS	NOT IN THE FORM OF CPOS	TOTAL	NET COST
REPURCHASE PROGRAM (1)	-	-	-	PS.	-
HELD BY A COMPANY TRUST (2)	20,930,654,979	7,601,291,646	28,531,946,625		11,789,566
ADVANCES FOR ACQUISITION OF SHARES (3)	-	-	-		1,313,657
	20,930,654,979	7,601,291,646	28,531,946,625	PS.	13,103,223

(1)	DURING THE YEAR ENDED DECEMBER 31, 2012, THE COMPANY DID NOT REPURCHASE ANY SHARES OF THE COMPANY IN THE FORM OF CPOS.
(2)
DURING THE FIRST HALF OF 2012, THE COMPANY RELEASED (I) 330,154,110 SHARES IN THE FORM OF 2,821,830 CPOS, IN THE AMOUNT OF PS.36,966, IN CONNECTION WITH THE STOCK PURCHASE PLAN; AND (II) 2,692,361,295 SHARES, IN THE FORM OF 23,011,635 CPOS, AND 380,394,027 SERIES “A” SHARES, IN THE AGGREGATE AMOUNT OF PS.656,146, IN CONNECTION WITH THE LONG-TERM RETENTION PLAN.  ADDITIONALLY, DURING THE YEAR ENDED DECEMBER 31, 2012, THIS TRUST ACQUIRED 367,091,595 SHARES OF THE COMPANY, IN THE FORM OF 3,137,535 CPOS, IN THE AMOUNT OF PS.183,330.

(3)	IN CONNECTION WITH THE COMPANY’S STOCK PURCHASE PLAN AND THE LONG-TERM RETENTION PLAN.

THE GROUP ACCRUED IN EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE COMPANY A SHARE-BASED COMPENSATION EXPENSE OF PS.628,637 FOR THE YEAR ENDED DECEMBER 31, 2012, WHICH AMOUNT WAS REFLECTED IN CONSOLIDATED OPERATING INCOME AS ADMINISTRATIVE EXPENSE.

6.        RESERVE FOR REPURCHASE OF SHARES:

NO RESERVE FOR REPURCHASE OF SHARES WAS OUTSTANDING AS OF DECEMBER 31, 2012.

IN ACCORDANCE WITH THE MEXICAN SECURITIES LAW, ANY AMOUNT OF SHARES REPURCHASED AND HELD BY THE COMPANY SHOULD BE RECOGNIZED AS A CHARGE TO STOCKHOLDERS' EQUITY, AND ANY CANCELLATION OF SHARES REPURCHASED SHOULD BE RECOGNIZED AS A REDUCTION OF THE COMPANY'S CAPITAL STOCK ISSUED FOR AN AMOUNT PROPORTIONATE TO THE SHARES CANCELLED.

7.         FINANCE EXPENSE, NET:

FINANCE EXPENSE, NET, FOR THE YEARS ENDED DECEMBER 31 CONSISTED OF:
	2012		2011
INTEREST EXPENSE	Ps.	4,369,276	Ps.	4,174,455
INTEREST INCOME		(1,044,321)		(1,146,517)
FOREIGN EXCHANGE (GAIN) LOSS, NET		(127,372)		713,628
OTHER FINANCE EXPENSE, NET (1)		152,909		899,410
	Ps.	3,350,492	Ps.	4,640,976

(1)
OTHER FINANCE EXPENSE, NET, CONSISTED PRIMARILY OF (GAIN) OR LOSS FROM DERIVATIVE FINANCIAL INSTRUMENTS, INCLUDING A NON-CASH (GAIN) LOSS IN FAIR VALUE FROM AN EMBEDDED DERIVATIVE IN A HOST CONTRACT RELATED TO THE GROUP’S INVESTMENT IN CONVERTIBLE DEBENTURES OF BMP, THE PARENT COMPANY OF UNIVISION, IN THE AMOUNT OF PS.(901,623) AND PS.503,200 FOR THE YEAR ENDED DECEMBER 31, 2012 AND 2011, RESPECTIVELY. ALSO, IN THE YEAR ENDED DECEMBER 31, 2012, OTHER FINANCE EXPENSE, NET, INCLUDED A NON-CASH CHARGE IN THE AMOUNT OF PS.933,000 RELATED TO THE NET CUMULATIVE CHANGE IN FAIR VALUE RECOGNIZED AS OTHER COMPREHENSIVE INCOME OR LOSS THROUGH JUNE 30, 2012 AND RECLASSIFIED TO INCOME IN CONNECTION WITH THE CONVERSION BY THE GROUP OF  DEBENTURES ISSUED BY GSF TELECOM HOLDINGS, S.A.P.I. DE C.V. (“GSF”), THE PARENT COMPANY OF GRUPO IUSACELL, S.A. DE C.V.  (“IUSACELL”), INTO SHARES OF COMMON STOCK OF GSF (SEE NOTE 12).

8.         DEFERRED TAXES:

THE DEFERRED INCOME TAX LIABILITY AS OF DECEMBER 31 WAS DERIVED FROM:

	2012		2011
ASSETS:
ACCRUED LIABILITIES	Ps.	538,771	Ps.	. 670,148
GOODWILL		1,384,467		1,483,467
TAX LOSS CARRYFORWARDS		404,680		747,372
ALLOWANCE FOR DOUBTFUL ACCOUNTS		711,084		570,319
CUSTOMER ADVANCES		2,748,252		1,638,868
OPTIONS		998,758		546,542
OTHER ITEMS		840,649		449,716
LIABILITIES:
INVENTORIES		(114,416)		(394,312)
PROPERTY, PLANT AND EQUIPMENT, NET		(759,638)		(732,834)
OTHER ITEMS		(3,918,094)		(1,423,355)
DEFERRED INCOME TAX OF MEXICAN COMPANIES		2,834,615		3,555,931
DEFERRED TAX OF FOREIGN SUBSIDIARIES		576,405		454,465
ASSETS TAX		1,025,807		1,088,485
VALUATION ALLOWANCE		(3,222,415)		(4,288,889)
FLAT RATE BUSINESS TAX		(140,524)		(358,107)
DEFERRED TAX LIABILITY	Ps.	1,073,888	Ps.	451,885

THE EFECTS OF INCOME TAX PAYABLE AS OF DECEMBER 31, 2012 AND 2011, IN CONNECTION WITH THE 2010 MEXICAN TAX REFORM, ARE AS FOLLOWS:

	2012		2011
TAX LOSSES OF SUBSIDIARIES, NET	Ps.	431,872	Ps.	188,246
DIVIDENDS DISTRIBUTED AMONG THE GROUP´S ENTITIES		-		278,557
		431,872		466,803
LESS: CURRENT PORTION		59,801		167,724
NON-CURRENT PORTION	Ps.	372,071	Ps.	299,079

9.        DISCONTINUED OPERATIONS:

NO DISCONTINUED OPERATIONS WERE RECOGNIZED IN INCOME FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011.

10.      SEASONALITY AND QUARTERLY NET RESULTS:

           THE GROUP’S RESULTS OF OPERATIONS ARE SEASONAL. THE GROUP TYPICALLY RECOGNIZES A LARGE PERCENTAGE OF ITS CONSOLIDATED NET SALES (PRINCIPALLY ADVERTISING) IN THE FOURTH QUARTER IN CONNECTION WITH THE HOLIDAY SHOPPING SEASON. IN 2012, 2011 AND 2010, THE GROUP RECOGNIZED 28.6%, 29.2% AND 28.5%, RESPECTIVELY, OF ITS ANNUAL CONSOLIDATED NET SALES IN THE FOURTH QUARTER OF THE YEAR. THE GROUP’S COSTS, IN CONTRAST TO ITS REVENUES, ARE MORE EVENLY INCURRED THROUGHOUT THE YEAR AND GENERALLY DO NOT CORRELATE TO THE AMOUNT OF ADVERTISING SALES.

THE QUARTERLY NET RESULTS FOR THE FOUR QUARTERS ENDED DECEMBER 31, 2012 ARE AS FOLLOWS, IN ACCORDANCE WITH IFRS :

QUARTER	ACCUMULATED		QUARTER
1ST / 12	Ps.	1,505,922	Ps.	1,505,922
2ND / 12		2,902,199		1,396,277
3RD / 12		5,762,560		2,860,361
4TH / 12		8,760,637		2,998,077

11. INFORMATION BY SEGMENTS:

 INFORMATION BY SEGMENTS FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011 IS PRESENTED AS FOLLOWS:

	TOTAL REVENUES	INTERSEGMENT REVENUES	CONSOLIDATED REVENUES	SEGMENT PROFIT (LOSS)
2012:
CONTENT	$32,884,119	$762,072	$32,122,047	$15,411,148
PUBLISHING	3,452,988	60,707	3,392,281	447,630
SKY	14,465,341	64,068	14,401,273	6,558,033
CABLE AND TELECOM	15,570,433	66,160	15,504,273	5,812,785
OTHER BUSINESSES	4,211,227	340,692	3,870,535	183,933
SEGMENT TOTALS	70,584,108	1,293,699	69,290,409	28,413,529
RECONCILIATION TO CONSOLIDATED AMOUNTS:
ELIMINATIONS AND CORPORATE EXPENSES	(1,293,699)	(1,293,699)	-	(1,149,304)
DEPRECIATION AND AMORTIZATION EXPENSE	-	-	-	(8,474,240)
CONSOLIDATED TOTAL BEFORE OTHER EXPENSE	69,290,409	-	69,290,409	18,789,985	(1)
OTHER EXPENSE, NET	-	-	-	(650,432)
CONSOLIDATED TOTAL	$69,290,409	$-	$69,290,409	$18,139,553	(2)

2011:
CONTENT	$30,685,668	$869,591	$29,816,077	$14,480,679
PUBLISHING	3,191,788	67,865	3,123,923	454,729
SKY	12,479,158	39,665	12,439,493	5,789,759
CABLE AND TELECOM	13,635,354	44,542	13,590,812	4,778,570
OTHER BUSINESSES	3,825,268	214,032	3,611,236	(132,316)
SEGMENT TOTALS	63,817,236	1,235,695	62,581,541	25,371,421
RECONCILIATION TO CONSOLIDATED AMOUNTS:
ELIMINATIONS AND CORPORATE EXPENSES	(1,235,695)	(1,235,695)	-	(1,142,532)
DEPRECIATION AND AMORTIZATION EXPENSE	-	-	-	(7,361,552)
CONSOLIDATED TOTAL BEFORE OTHER EXPENSE	62,581,541	-	62,581,541	16,867,337	(1)
OTHER EXPENSE, NET	-	-	-	(593,661)
CONSOLIDATED TOTAL	$62,581,541	$-	$62,581,541	$16,273,676	(2)

(1)	CONSOLIDATED TOTAL REPRESENTS INCOME BEFORE OTHER EXPENSE.
(2)	CONSOLIDATED TOTAL REPRESENTS CONSOLIDATED OPERATING INCOME.

12.       INVESTMENT IN A JOINTLY CONTROLLED ENTITY:

            IN APRIL 2011, THE COMPANY AGREED TO MAKE, THROUGH A WHOLLY-OWNED SUBSIDIARY,  AN INVESTMENT INTENDED TO HOLD A 50% EQUITY STAKE IN GSF, THE PARENT COMPANY OF IUSACELL, WHICH CONSISTED OF (I) U.S.$37.5 MILLION (PS.442,001) IN 1.093875% OF THE OUTSTANDING SHARES OF COMMON STOCK OF GSF; AND (II) U.S.$1,565 MILLION (PS.19,229,056) IN UNSECURED  DEBENTURES ISSUED BY GSF THAT WERE MANDATORILY CONVERTIBLE INTO SHARES OF STOCK OF GSF, SUBJECT TO REGULATORY APPROVAL AND OTHER CUSTOMARY CLOSING CONDITIONS. IN CONNECTION WITH THIS INVESTMENT, THE GROUP MADE CASH PAYMENTS IN THE PERIOD FROM APRIL THROUGH OCTOBER 2011 IN THE AGGREGATE AMOUNT OF U.S.$1,602.5 MILLION (PS.19,671,057). IUSACELL IS A PROVIDER OF TELECOMMUNICATIONS SERVICES, PRIMARILY ENGAGED IN PROVIDING MOBILE SERVICES THROUGHOUT MEXICO.  IN ADDITION, THE COMPANY AGREED TO MAKE AN ADDITIONAL PAYMENT OF U.S.$400 MILLION TO GSF IF CUMULATIVE EBITDA, AS DEFINED, REACHES U.S.$3,472 MILLION AT ANY TIME BETWEEN 2011 AND 2015. IN JUNE 2012, (I) THE MEXICAN ANTITRUST COMMISSION APPROVED, SUBJECT TO THE ACCEPTANCE OF CERTAIN CONDITIONS, THE CONVERSION BY THE GROUP OF THE DEBENTURES ISSUED BY GSF INTO COMMON STOCK OF GFS; AND (II) THE GROUP  ACCEPTED THE CONDITIONS ESTABLISHED BY THE MEXICAN ANTITRUST COMMISSION AND CONVERTED THE DEBENTURES ISSUED BY GSF INTO COMMON STOCK OF GSF. UPON CONVERSION OF THE DEBENTURES, THE EQUITY PARTICIPATION OF THE GROUP IN GSF IS 50%, AND THE GROUP SHARES EQUAL GOVERNANCE RIGHTS WITH THE OTHER OWNER OF THIS JOINTLY CONTROLLED ENTITY.

           THE GROUP RECOGNIZED AT FAIR VALUE ITS 50% INTEREST IN GSF IN THE AMOUNT OF PS.18,738,057 AS OF JUNE 30, 2012. BEGINNING ON THAT DATE, THE GROUP ACCOUNTS FOR ITS INVESTMENT IN THIS JOINT VENTURE BY USING THE EQUITY METHOD (SEE NOTE 7).

13.      OTHER TRANSACTIONS:

            IN MARCH 2010, SKY REACHED AN AGREEMENT WITH A SUBSIDIARY OF INTELSAT TO LEASE 24 TRANSPONDERS ON INTELSAT IS-21 SATELLITE, MAINLY FOR SIGNAL RECEPTION AND RETRANSMISSION SERVICES OVER THE SATELLITE’S ESTIMATED 15-YEAR SERVICE LIFE. IS-21 REPLACED INTELSAT IS-9 AS SKY’S PRIMARY TRANSMISSION SATELLITE AND STARTED SERVICE IN THE FOURTH QUARTER OF 2012. THIS LEASE AGREEMENT CONTEMPLATES A MONTHLY PAYMENT OF U.S.$3.0 MILLION TO BE PAID BY SKY BEGINNING IN THE FOURTH QUARTER OF 2012. IN OCTOBER 2012, THE GROUP RECOGNIZED THIS AGREEMENT AS A FINANCE LEASE OBLIGATION IN THE NET AMOUNT OF U.S.$326.3 MILLION.

            IN THE YEAR ENDED DECEMBER 31, 2012, CERTAIN COMPANIES OF THE SKY, PUBLISHING, CONTENT AND OTHER BUSINESSES SEGMENTS PAID A DIVIDEND TO THEIR EQUITY OWNERS IN THE AGGREGATE AMOUNT OF PS.1,350,000, PS.43,300, PS.8,000 AND PS.135,000, RESPECTIVELY, OF WHICH PS.558,000, PS.20,035, PS.3,924 AND PS.67,500, RESPECTIVELY, WERE PAID TO THEIR NON-CONTROLLING EQUITY OWNERS.

            IN APRIL 2012, THE COMPANY REPAID AT ITS MATURITY AN OUTSTANDING BANK LOAN IN THE PRINCIPAL AMOUNT OF PS.1,000,000.

            IN THE YEAR ENDED DECEMBER 31, 2012, ROYALTY REVENUE FROM UNIVISION AND INTEREST INCOME FROM BMP AMOUNTED TO PS.3,261,522 AND PS.221,540, RESPECTIVELY.

14.      TRANSITION TO IFRS:

            THE EFFECT OF THE GROUP’S TRANSITION TO IFRS IS SUMMARIZED BELOW. THE GROUP’S CONSOLIDATED ASSETS, LIABILITIES AND EQUITY UNDER MEXICAN FRS WERE FIRST ADJUSTED AT JANUARY 1, 2011, THE TRANSITION DATE, FOR THE PRINCIPAL DIFFERENCES BETWEEN MEXICAN FRS AND IFRS, AND THE ADJUSTED AMOUNTS BECAME THE IFRS ACCOUNTING BASIS FOR PERIODS BEGINNING ON JANUARY 1, 2011 AND FOR SUBSEQUENT PERIODS.

            RECONCILIATION OF THE CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS OF DECEMBER 31, 2011 AS PREVIOUSLY REPORTED UNDER MEXICAN FRS TO IFRS:

	EXPLANATORY NOTES	AMOUNTS UNDER MEXICAN FRS AT DECEMBER 31, 2011		ADJUSTMENTS RECLASSICATIONS		AMOUNTS UNDER IFRS AT DECEMBER 31,2011
ASSETS
CURRENT ASSETS:
CASH AND CASH EQUIVALENTS		PS.	16,275,924	PS.		PS.	16,275,924
TEMPORARY INVESTMENTS			5,422,563				5,422,563
TRADE NOTES AND ACCOUNTS RECEIVABLE, NET			19,243,712				19,243,712
OTHER ACCOUNTS AND NOTES RECEIVABLE, NET			2,458,802				2,458,802
DERIVATIVE FINANCIAL INSTRUMENTS			99,737				99,737
DUE FROM AFFILIATED COMPANIES			450,064				450,064
TRANSMISSION RIGHTS AND PROGRAMMING			4,178,945				4,178,945
INVENTORIES, NET			1,383,822				1,383,822
OTHER CURRENT ASSETS			1,146,189				1,146,189
TOTAL CURRENT ASSETS			50,659,758				50,659,758
NON-CURRENT ASSETS:
ACCOUNTS RECEIVABLE			253,795				253,795
DERIVATIVE FINANCIAL INSTRUMENTS			45,272				45,272
TRANSMISSION RIGHTS AND PROGRAMMING	A		6,832,527		(708,614)		6,123,913
INVESTMENTS	B, C,D		43,407,790		612,715		44,020,505
PROPERTY, PLANT AND EQUIPMENT, NET	B, E		41,498,967		(624,081)		40,874,886
INTANGIBLE ASSETS, NET	A, B, G		11,861,380		(1,187,449)		10,673,931
PLAN ASSETS IN EXCESS OF POST-EMPLOYMENT BENEFITS	J		-		105,090		105,090
DEFERRED INCOME TAXES	I		410,893		40,992		451,885
OTHER ASSETS			91,018				91,018
TOTAL ASSETS		PS.	155,061,400	PS.	(1,761,347)	PS.	153,300,053
LIABILITIES
CURRENT LIABILITIES:
SHORT-TERM DEBT AND CURRENT PORTION OF LONG-TERM DEBT	G	PS.	1,170,000	PS.	(128)	PS.	1,169,872
CURRENT PORTION OF FINANCE LEASE OBLIGATIONS			381,891				381,891
TRADE ACCOUNTS PAYABLE			7,862,602				7,862,602
CUSTOMER DEPOSITS AND ADVANCES			20,926,324				20,926,324
TAXES PAYABLE			1,388,242				1,388,242
INTEREST PAYABLE			792,645				792,645
EMPLOYEE BENEFITS			252,492				252,492
DUE TO AFFILIATED COMPANIES			43,089				43,089
OTHER ACCRUED LIABILITIES			3,184,827				3,184,827
TOTAL CURRENT LIABILITIES			36,002,112		(128)		36,001,984
NON-CURRENT LIABILITIES:
LONG-TERM DEBT, NET OF CURRENT PORTION	G		55,657,000		(862,086)		54,794,914
FINANCE LEASE OBLIGATIONS, NET OF CURRENT PORTION			201,844				201,844
DERIVATIVE FINANCIAL INSTRUMENTS			310,604				310,604
CUSTOMER DEPOSITS AND ADVANCES			460,000				460,000
OTHER LONG-TERM LIABILITIES	H		3,047,487		(606,155)		2,441,332
POST-EMPLOYMENT BENEFITS	J		525,868		(525,868)		-
TOTAL LIABILITIES			96,204,915		(1,994,237)		94,210,678
EQUITY
CAPITAL STOCK ISSUED, NO PAR VALUE	K		10,238,885		(5,198,077)		5,040,808
ADDITIONAL PAID-IN CAPITAL	K		16,593,239		(703,420)		15,889,819
LEGAL RESERVE			2,139,007				2,139,007
RETAINED EARNINGS	A, B, I, J, K, L, M		28,596,239		8,091,442		36,687,681
NET INCOME FOR THE PERIOD			6,889,641		(223,705)		6,665,936
ACCUMULATED OTHER COMPREHENSIVE INCOME, NET	C, L, M		3,174,521		(1,851,319)		1,323,202
SHARES REPURCHASED			(15,971,710)				(15,971,710)
EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE COMPANY			51,659,822		114,921		51,774,743
NON-CONTROLLING INTERESTS	F		7,196,663		117,969		7,314,632
TOTAL EQUITY			58,856,485		232,890		59,089,375
TOTAL LIABILITIES AND EQUITY		PS.	155,061,400	PS.	(1,761,347)	PS.	153,300,053

RECONCILIATION OF THE CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS OF JANUARY 1, 2011, AS PREVIOUSLY REPORTED UNDER MEXICAN FRS TO IFRS:

	EXPLANATORY NOTES	AMOUNTS UNDER MEXICAN FRS AT JANUARY 1, 2011		ADJUSTMENTS RECLASSIFICATIONS		AMOUNTS UNDER IFRS AT JANUARY 1, 2011
ASSETS
CURRENT ASSETS:
CASH AND CASH EQUIVALENTS		PS.	20,942,531	PS.		PS.	20,942,531
TEMPORARY INVESTMENTS			10,446,840				10,446,840
TRADE NOTES AND ACCOUNTS RECEIVABLE, NET			17,701,125				17,701,125
OTHER ACCOUNTS AND NOTES RECEIVABLE, NET			4,112,470				4,112,470
DUE FROM AFFILIATED COMPANIES			196,310				196,310
TRANSMISION RIGHTS AND PROGRAMMING			4,004,415				4,004,415
INVENTORIES, NET			1,254,536				1,254,536
OTHER CURRENT ASSETS			1,117,740				1,117,740
TOTAL CURRENT ASSETS			59,775,967				59,775,967
NON-CURRENT ASSETS:
ACCOUNTS RECEIVABLE			67,763				67,763
DERIVATIVE FINANCIAL INSTRUMENTS			189,400				189,400
TRANSMISSION RIGHTS AND PROGRAMMING	A		5,627,602		(456,360)		5,171,242
INVESTMENTS	B, C, D		21,837,453		(79,635)		21,757,818
PROPERTY, PLANT AND EQUIPMENT, NET	B, E		38,651,847		(1,019,469)		37,632,378
INTANGIBLE ASSETS, NET	A, F, G		10,241,007		876,068		11,117,075
PLAN ASSETS IN EXCESS OF POST-EMPLOYMENT BENEFITS	J		-		170,585		170,585
OTHER ASSETS			79,588				79,588
TOTAL ASSETS		PS.	136,470,627	PS.	(508,811)	PS.	135,961,816
LIABILITIES
CURRENT LIABILITIES:
SHORT-TERM DEBT AND CURRENT PORTION OF LONG-TERM DEBT, NET	G	PS.	1,469,142	PS.	(652)	PS.	1,468,490
CURRENT PORTION OF FINANCE LEASE OBLIGATIONS			280,137				280,137
TRADE ACCOUNTS PAYABLE			7,472,253				7,472,253
CUSTOMER DEPOSITS AND ADVANCES			18,587,871				18,587,871
TAXES PAYABLE			1,443,887				1,443,887
INTEREST PAYABLE			750,743				750,743
EMPLOYEE BENEFITS			199,638				199,638
DUE TO AFFILIATED COMPANIES			48,753				48,753
DERIVATIVE FINANCIAL INSTRUMENTS			74,329				74,329
OTHER ACCRUED LIABILITIES			2,982,309				2,982,309
TOTAL CURRENT LIABILITIES			33,309,062		(652)		33,308,410
NON-CURRENT LIABILITIES:
LONG-TERM DEBT, NET OF CURRENT PORTION	G		46,495,660		(915,987)		45,579,673
FINANCE LEASE OBLIGATIONS, NET OF CURRENT PORTION			349,674				349,674
DERIVATIVE FINANCIAL INSTRUMENTS			103,528				103,528
CUSTOMER DEPOSITS AND ADVANCES			495,508				495,508
OTHER LONG-TERM LIABILITIES	H		3,027,766		(339,255)		2,688,511
DEFERRED INCOME TAXES	I		401,525		(205,598)		195,927
POST-EMPLOYMENT BENEFITS	J		430,143		(430,143)		-
TOTAL LIABILITIES			84,612,866		(1,891,635)		82,721,231
EQUITY
CAPITAL STOCK ISSUED, NO PAR VALUE	K		10,019,859		(5,136,077)		4,883,782
ADDITIONAL PAID-IN CAPITAL	K		4,547,944		(703,420)		3,844,524
LEGAL RESERVE			2,135,423				2,135,423
RETAINED EARNINGS	A, B, I, J, K, L, M		31,266,773		8,091,442		39,358,215
NET INCOME FOR THE PERIOD			-				-
ACCUMULATED OTHER COMPREHENSIVE INCOME, NET	C, L, M		3,251,109		(2,704,574)		546,535
SHARES REPURCHASED			(6,156,625)				(6,156,625)
EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE COMPANY			45,064,483		(452,629)		44,611,854
NON-CONTROLLING INTERESTS	F		6,793,278		1,835,453		8,628,731
TOTAL EQUITY			51,857,761		1,382,824		53,240,585
TOTAL LIABILITIES AND EQUITY		PS.	136,470,627	PS.	(508,811)	PS.	135,961,816

RECONCILIATION OF THE CONDENSED CONSOLIDATED STATEMENT OF INCOME FOR THE YEAR ENDED DECEMBER 31, 2011, AS PREVIOUSLY REPORTED UNDER MEXICAN FRS TO IFRS:

	EXPLANATORY NOTES	AMOUNTS UNDER MEXICAN FRS		ADJUSTMENTS AND RECLASSIFICATIONS		AMOUNTS UNDER IFRS
NET SALES		PS.	62,581,541	PS.		PS.	62,581,541
COST OF SALES (EXCLUDING DEPRECIATION AND AMORTIZATION)	J		28,166,280		(33,571)		28,132,709
SELLING EXPENSES (EXCLUDING DEPRECIATION AND AMORTIZATION)	J		4,972,866		(57)		4,972,809
ADMINISTRATIVE EXPENSES (EXCLUDING DEPRECIATION AND AMORTIZATION)	J		5,190,621		56,513		5,247,134
DEPRECIATION AND AMORTIZATION	A, E		7,429,728		(68,176)		7,361,552
INCOME BEFORE OTHER EXPENSE			16,822,046		45,291		16,867,337
OTHER EXPENSE, NET			(639,966)		46,305		(593,661)
OPERATING INCOME			16,182,080		91,596		16,273,676
FINANCE EXPENSE, NET	C, L		(4,142,749)		(498,227)		(4,640,976)
SHARE OF (LOSSES) INCOME OF JOINTLY CONTROLLED ENTITIES AND ASSOCIATES, NET			(449,439)		121		(449,318)
INCOME BEFORE INCOME TAXES			11,589,892		(406,510)		11,183,382
INCOME TAXES	C, I		3,409,751		(183,684)		3,226,067
NET INCOME		PS.	8,180,141	PS.	(222,826)	PS.	7,957,315

NET INCOME ATTRIBUTABLE TO:
STOCKHOLDERS OF THE COMPANY		PS.	6,889,641	PS.	(223,705)	PS.	6,665,936
NON-CONTROLLING INTERESTS			1,290,500		879		1,291,379
NET INCOME		PS.	8,180,141	PS.	(222,826)	PS.	7,957,315

RECONCILIATION OF THE CONDENSED CONSOLIDATED STATEMENT OF INCOME FOR THE THREE MONTHS ENDED DECEMBER 31, 2011, AS PREVIOUSLY REPORTED UNDER MEXICAN FRS TO IFRS:

	EXPLANATORY NOTES	AMOUNTS UNDER MEXICAN FRS		ADJUSTMENTS AND RECLASSIFICATIONS		AMOUNTS UNDER IFRS
NET SALES		PS.	18,292,770	PS.		PS.	18,292,770
COST OF SALES (EXCLUDING DEPRECIATION AND AMORTIZATION)	J		8,043,243		48,983		8,092,226
SELLING EXPENSES (EXCLUDING DEPRECIATION AND AMORTIZATION)	J		1,408,124		960		1,409,084
ADMINISTRATIVE EXPENSES (EXCLUDING DEPRECIATION AND AMORTIZATION)	J		1,413,423		41,240		1,454,663
DEPRECIATION AND AMORTIZATION	A, E		1,999,878		(26,334)		1,973,544
INCOME BEFORE OTHER EXPENSE			5,428,102		(64,849)		5,363,253
OTHER EXPENSE, NET			(253,537)		35,748		(217,789)
OPERATING INCOME			5,174,565		(29,101)		5,145,464
FINANCE EXPENSE, NET	C, L		(1,084,827)		105,138		(979,689)
SHARE OF LOSSES OF JOINTLY CONTROLLED ENTITIES AND ASSOCIATES, NET			(131,284)		(248)		(131,532)
INCOME BEFORE INCOME TAXES			3,958,454		75,789		4,034,243
INCOME TAXES	C, I		1,403,223		44,765		1,447,988
NET INCOME		PS.	2,555,231	PS.	31,024	PS.	2,586,255

NET INCOME ATTRIBUTABLE TO:
STOCKHOLDERS OF THE COMPANY		PS.	2,170,133	PS.	31,679	PS.	2,201,812
NON-CONTROLLING INTEREST			385,098		(655)		384,443
NET INCOME		PS.	2,555,231	PS.	31,024	PS.	2,586,255

EXPLANATORY NOTES TO THE IFRS ADJUSTMENTS

(A) THE EFFECTS OF INFLATION RECOGNIZED BY THE GROUP IN INTANGIBLE ASSETS BETWEEN 1998 (THE FIRST YEAR OF TRANSITION FROM HYPERINFLATION TO INFLATION UNDER IFRS IN THE MEXICAN ECONOMY) AND 2007 (THE LAST YEAR THAT EFFECTS OF INFLATION WERE RECOGNIZED IN THE GROUP’S CONSOLIDATED FINANCIAL STATEMENTS UNDER MEXICAN FRS) AMOUNTED TO AN AGGREGATE OF PS.368,111 AT THE TRANSITION DATE. THIS AGGREGATE ADJUSTMENT WAS REFLECTED IN CONCESSIONS AND LICENSES, TRADEMARKS, TRANSMISSION RIGHTS AND PROGRAMMING, SUBSCRIBER LISTS AND OTHER INTANGIBLE ASSETS AND DEFERRED CHARGES (OTHER THAN GOODWILL). THE RESULTING DECREASED AMORTIZATION EXPENSE OF PS.623 FOR THE YEAR ENDED DECEMBER 31, 2011, WAS RECOGNIZED IN CONSOLIDATED INCOME. ADJUSTMENTS TO THE CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS OF DECEMBER 31, 2011 ARE NET OF ACCUMULATED AMORTIZATION.

(B) THE EFFECTS OF INFLATION RECOGNIZED BY THE GROUP BETWEEN 1998 AND 2007 AS ADJUSTMENTS TO NON-MONETARY ITEMS IN FINANCIAL STATEMENTS OF FOREIGN SUBSIDIARIES AND ASSOCIATES UNDER MEXICAN FRS AMOUNTED TO PS.179,983 AND PS.160,673 AS OF DECEMBER 31 AND JANUARY 1, 2011, RESPECTIVELY.

(C) THE GROUP RECOGNIZED AND MEASURED AT FAIR VALUE AT DECEMBER 31 AND JANUARY 1, 2011 AN EMBEDDED DERIVATIVE IN A HOST CONTRACT RELATED TO ITS INVESTMENT IN BMP CONVERTIBLE DEBENTURES DUE 2025, WHICH WAS NOT SEPARATED UNDER MEXICAN FRS. CHANGES IN FAIR VALUE OF THIS EMBEDDED DERIVATIVE IN THE AMOUNT OF PS.503,200 WERE RECOGNIZED IN THE CONDENSED CONSOLIDATED STATEMENT OF INCOME UNDER IFRS AS OTHER FINANCE EXPENSE, NET, FOR THE YEAR ENDED DECEMBER 31, 2011.

(D) UNDER IFRS, THE GROUP MEASURED AT FAIR VALUE AND CLASSIFIED AS EQUITY INSTRUMENTS ITS INVESTMENTS IN GSF AT DECEMBER 31, 2011, WHICH CONSISTED OF I) SHARES OF COMMON STOCK OF GSF; AND II) DEBENTURES MANDATORILY CONVERTIBLE IN COMMON STOCK OF GSF, SUBJECT TO REGULATORY APPROVAL THAT WAS OBTAINED IN JUNE 2012 UNDER CERTAIN CONDITIONS. THESE INVESTMENTS WERE MEASURED AT COST AND CLASSIFIED AS OTHER PERMANENT INVESTMENTS UNDER MEXICAN FRS. THE FAIR VALUE ADJUSTMENT INCREASED THE CARRYING VALUE OF THESE INVESTMENTS IN THE AGGREGATE AMOUNT OF PS.695,675 AS OF DECEMBER 31, 2011 AND WAS RECOGNIZED AS OTHER COMPREHENSIVE INCOME FOR THE YEAR ENDED ON THAT DATE.

(E) IN ACCORDANCE WITH THE PROVISIONS OF IAS 16, PROPERTY, PLANT AND EQUIPMENT, AND THE EXEMPTION ALLOWED BY IFRS 1, FIRST-TIME ADOPTION OF IFRS, THE GROUP RECOGNIZED AS DEEMED COST THE FAIR VALUE OF CERTAIN REAL ESTATE PROPERTY AT JANUARY 1, 2011, AS PROVIDED BY INDEPENDENT APPRAISALS. ACCORDINGLY, THE AMOUNT OF PS.649,278 REFLECTS THE TOTAL ADJUSTMENTS MADE TO THE CARRYING VALUE OF SELECTED LAND AND BUILDINGS OWNED BY THE GROUP TO RECOGNIZE THEIR FAIR VALUE AT THE TRANSITION DATE. THE RESULTING DECREASED DEPRECIATION EXPENSE OF PS.67,553  FOR THE YEAR ENDED DECEMBER 31, 2011 WAS RECOGNIZED IN CONSOLIDATED INCOME. THE ADJUSTMENT TO THE CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS OF DECEMBER 31, 2011 IS NET OF ACCUMULATED DEPRECIATION.

(F) IN ACCORDANCE WITH THE PROVISIONS OF IFRS 1, FIRST-TIME ADOPTION OF IFRS, THE GROUP ELECTED TO APPLY, BEGINNING ON JUNE 1, 2008, THE GUIDELINES OF IFRS 3 (AS REVISED IN 2008), BUSINESS COMBINATIONS, AND IAS 27 (AS AMENDED IN 2008), CONSOLIDATED AND SEPARATE FINANCIAL STATEMENTS. THE ADJUSTMENT AS OF JANUARY 1, 2011 REFLECTS THE RECOGNITION OF NON-CONTROLLING INTEREST IN ACCORDANCE WITH IFRS 3 (AS REVISED IN 2008). THIS NON-CONTROLLING INTEREST WAS ACQUIRED BY THE CONTROLLING INTEREST IN THE FIRST AND SECOND QUARTER OF 2011. AS A RESULT, NO RELATED ADJUSTMENT IS REFLECTED IN THE CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS OF DECEMBER 31, 2011.

(G) DEFERRED FINANCING COSTS CONSISTING PRIMARILY OF FEES AND EXPENSES INCURRED IN CONNECTION WITH THE ISSUANCE OF DEBT IN THE AMOUNT OF PS.862,214 AND PS.916,639 AS OF DECEMBER 31 AND JANUARY 1, 2011, RESPECTIVELY, ARE CLASSIFIED AS PART OF DEBT UNDER IFRS. THESE ITEMS WERE CLASSIFED AS NON-CURRENT ASSETS UNDER MEXICAN FRS.

(H) A LONG-TERM LIABILITY FOR RETIREMENT OF CERTAIN LEASEHOLD IMPROVEMENTS CLASSIFIED IN PROPERTY, PLANT AND EQUIPMENT WAS RECOGNIZED UNDER IFRS IN THE AMOUNT OF PS.62,027 AND PS.69,000 AS OF DECEMBER 31 AND JANUARY 1, 2011, RESPECTIVELY.

(I) THE DEFERRED INCOME TAXES RELATED TO THOSE TEMPORARY DIFFERENCES ARISING FROM IFRS ADJUSTMENTS MADE BY THE GROUP AT DECEMBER 31 AND JANUARY 1, 2011 AMOUNTED TO PS.40,992 Y PS.205,598, RESPECTIVELY, AND ARE PRIMARILY RELATED TO PROPERTY, PLANT AND EQUIPMENT, INTANGIBLE ASSETS, BENEFITS TO EMPLOYEES AND AVAILABLE-FOR-SALE FINANCIAL ASSETS.

(J) THE AGGREGATE ADJUSTMENTS TO RETIREMENT AND TERMINATION BENEFITS AMOUNTED TO PS.630,958 AND PS.600,728 AT DECEMBER 31 AND JANUARY 1, 2011, RESPECTIVELY. THESE ADJUSTMENTS TO NON-CURRENT EMPLOYEE BENEFITS WERE MADE IN ACCORDANCE WITH THE PROVISIONS OF IAS 19, EMPLOYEE BENEFITS, AND IFRS 1, FIRST-TIME ADOPTION OF IFRS, AND CONSIST PRIMARILY OF (I) THE RECLASSIFICATION TO CONSOLIDATED EQUITY OF THE OUTSTANDING BALANCE OF NET ACTUARIAL GAIN AND THE UNRECOGNIZED PRIOR SERVICE COST FOR TRANSITION LAIBILITY UNDER MEXICAN FRS; AND (II) THE WRITE-OFF OF SEVERANCE INDEMNITIES TO EMPLOYEES ACCRUED UNDER MEXICAN FRS AT JANUARY 1, 2011.

(K) THE ADJUSTMENTS MADE TO CAPITAL STOCK AND ADDITIONAL PAID-IN-CAPITAL OF THE COMPANY AS OF JANUARY 1, 2011, TO ELIMINATE THE EFFECTS OF INFLATION RECOGNIZED UNDER MEXICAN FRS, IN THE AGGREGATE AMOUNT OF PS.5,839,497.

(L) THE ADJUSTMENTS MADE TO ACCUMULATED OTHER COMPREHENSIVE INCOME IN CONSOLIDATED EQUITY AS OF JANUARY 1, 2011, IN CONNECTION WITH THE CUMULATIVE FOREIGN CURRENCY TRANSLATION LOSS IN THE AGGREGATE AMOUNT OF PS.1,370,181, WHICH WAS CLASSIFIED TO RETAINED EARNINGS AT THE TRANSITION DATE, AND THE CHANGES IN FAIR VALUE OF AN EMBEDDED DERIVATIVE IN A HOST CONTRACT, WHICH WERE ACCOUNTED FOR IN 2011 AS OTHER FINANCE EXPENSE, NET, IN THE CONDENSED CONSOLIDATED STATEMENTS OF INCOME UNDER IFRS.

(M) AS PERMITTED BY IFRS 1, THE GROUP REDUCED TO ZERO AT THE TRANSITION DATE ALL ACTUARIAL GAINS AND LOSSES ACCRUED AND PENDING FOR APPLICATION UNDER MEXICAN FRS, UNDER WHICH THEY WERE PREVIOUSLY AMORTIZED IN OPERATING RESULTS DURING THE AVERAGE REMAINING SERVICE LIFE OF EMPLOYEES. THIS ADJUSTMENT INCREASED RETAINED EARNINGS IN THE AMOUNT OF PS.145,347 AS OF JANUARY 1, 2011. SUBSEQUENT TO THIS DATE, ANY ACTUARIAL GAINS AND LOSSES ON POST-EMPLOYMENT BENEFIT PLANS ARE ACCRUED IN OTHER COMPREHENSIVE INCOME OR LOSS UNDER IFRS.

         THE CONDENSED CONSOLIDATED STATEMENTS OF INCOME UNDER IFRS INCLUDE THE PRESENTATION OF OTHER EXPENSE, NET, AS PART OF OPERATING INCOME. UNDER MEXICAN FRS, OTHER EXPENSE, NET, WAS PRESENTED AFTER OPERATING INCOME. THEREFORE, THE CONSOLIDATED OPERATING INCOME UNDER IFRS IS NOT DIRECTLY COMPARATIVE WITH CONSOLIDATED OPERATING INCOME PREVIOUSLY REPORTED UNDER MEXICAN FRS.

          THE CONDENSED CONSOLIDATED STATEMENTS OF INCOME UNDER IFRS INCLUDE THE PRESENTATION OF OTHER FINANCE EXPENSE, NET, WHICH INCLUDES INCOME OR EXPENSE FROM DERIVATIVE FINANCIAL INSTRUMENTS. UNDER MEXICAN FRS, INCOME OR EXPENSE FROM DERIVATIVE FINANCIAL INSTRUMENTS WAS PRESENTED AS PART OF INTEREST EXPENSE OR FOREIGN EXCHANGE GAIN OR LOSS.

          THE CONDENSED CONSOLIDATED STATEMENTS OF INCOME UNDER IFRS INCLUDE THE CLASSIFICATION OF THE EMPLOYEES’ PROFIT SHARING AS PART OF OPERATING EXPENSES. UNDER MEXICAN FRS, THE EMPLOYEES’ PROFIT SHARING WAS CLASSIFIED AS PART OF OTHER EXPENSE, NET.

          THE TRANSITION FROM MEXICAN FRS TO IFRS HAD NO SIGNIFICANT IMPACT ON THE CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2011.
- - - - - - - - - - - -

INVESTMENTS IN ASSOCIATES AND JOINT VENTURES
CONSOLIDATED
Final Printing
COMPANY NAME		MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP	TOTAL AMOUNT (Thousands of Mexican Pesos)
					ACQUISITION COST	BOOK VALUE
1	ARGOS COMUNICACION, S.A. DE C.V.	OPERATION AND/OR BROADCASTING OF T.V.	34,151,934	33.00	141,932	43,738
2	BROADCASTING MEDIA PARTNERS, INC	PROMOTION AND/OR DEVELOPMENT OF COMPANIES	842,850	7.99	2,584,818	2,539,814
3	GSF TELECOM HOLDING, S.A.P.I. DE C.V.	WIRELESS AND FIX TELEPHONY	150,000,000	50.00	18,738,057	18,072,210
4	COMUNICABLE, S.A. DE C.V.	CABLE TV TRANSMISSION	2,000	50.00	16,918	13,955
5	COMUNICABLE DE VALLE HERMOSO, S.A. DE C.V.	CABLE TV TRANSMISSION	2,000	50.00	4,019	3,401
6	DIBUJOS ANIMADOS MEXICANOS DIAMEX, S.A. DE C.V.	PRODUCTION AND DISTRIBUTION OF ANIMATED CARTOONS	1,735,560	49.00	4,384	852
7	EDITORIAL CLIO, LIBROS Y VIDEOS, S.A. DE C.V.	PUBLISHING AND PRINTING OF BOOKS AND MAGAZINES	3,227,050	30.00	32,270	5,847
8	ENDEMOL MEXICO, S.A. DE C.V.	COMMERCIALIZATION OF TELEVISION PROGRAMMING	25,000	50.00	25	818
9	GRUPO TELECOMUNICACIONES DE ALTA CAPACIDAD, S.A.P.I.	TELECOM	54,666,667	33.33	54,667	(74,013)
10	OCESA ENTRETENIMIENTO, S.A. DE C.V.	LIVE ENTERTAINMENT IN MEXICO	14,100,000	40.00	1,062,811	842,328
11	OLLIN VFX, S.A. DE C.V.	TELEVISION AND CINEMA PRODUCTION	34	25.30	13,333	13,333
12	T&V S.A.S.	COMMERCIALIZATION OF TELEVISION PROGRAMMING	1,849	50.00	312	312
TOTAL INVESTMENT IN ASSOCIATES					22,653,546	21,462,595

CREDITS BREAKDOWN
(THOUSANDS OF MEXICAN PESOS)
CONSOLIDATED
Final Printing
					AMORTIZATION OF CREDITS DENOMINATED IN PESOS						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY
	FOREIGN	DATE OF	AMORTIZATION	INTEREST	TIME INTERVAL						TIME INTERVAL
CREDIT TYPE / INSTITUTION	INSTITUTION	CONTRACT	DATE	RATE	CURRENT	UNTIL 1	UNTIL 2	UNTIL 3	UNTIL 4	UNTIL 5	CURRENT	UNTIL 1	UNTIL 2	UNTIL 3	UNTIL 4	UNTIL 5
	(YES/NO)				YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR
BANKS
FOREIGN TRADE
SECURED
COMMERCIAL BANKS
BANCO NACIONAL DE MÉXICO, S.A.	NO	4/20/2006	4/20/2016	8.74					2,100,000
BANCO SANTANDER , S.A.	NO	4/21/2006	4/21/2016	TIIE+24					1,400,000
BANCO MERCANTIL DEL NORTE, S.A.	NO	2/24/2011	2/21/2016	TIIE+2.15		222,300	266,760	266,760	544,180
BANCO SANTANDER, S.A.	NO	3/30/2011	3/30/2016	8.12					1,997,400
BBVA BANCOMER, S.A.	NO	3/30/2011	3/30/2016	8.095					2,496,750
BANCO NACIONAL DE MÉXICO, S.A.	NO	3/25/2011	3/23/2021	9.40						399,175
BANCO NACIONAL DE MÉXICO, S.A.	NO	3/25/2011	3/23/2021	9.06						798,350
BANCO NACIONAL DE MÉXICO, S.A.	NO	3/25/2011	3/23/2018	8.77						399,250
HSBC MÉXICO, S.A.	NO	3/28/2011	3/30/2018	TIIE+117.5					625,000	1,870,139
AF BANREGIO, S.A. DE C.V.	NO	10/4/2012	10/2/2017	TIIE+2.50		2,700	4,200	6,900	9,675	15,925
OTHER
TOTAL BANKS					-	225,000	270,960	273,660	9,173,005	3,482,839	0	0	0	0	0	0
STOCK MARKET
LISTED STOCK EXCHANGE
UNSECURED
SENIOR NOTES	YES	5/9/2007	5/11/2037	8.93						4,482,297
SENIOR NOTES	NO	10/14/2010	10/1/2020	7.38						9,944,750
SENIOR NOTES	YES	5/6/2008	5/15/2018	6.31												6,388,637
SENIOR NOTES	YES	3/18/2005	3/18/2025	6.97												7,240,709
SENIOR NOTES	YES	3/11/2002	3/11/2032	8.94												3,821,001
SENIOR NOTES	YES	11/23/2009	1/15/2040	6.97												7,538,561
SECURED					0	0	0	0	0	14,427,047	0	0	0	0	0	24,988,908
PRIVATE PLACEMENTS
UNSECURED
SECURED
TOTAL STOCK MARKET
OTHER CURRENT AND NON-CURRENT LIABILITIES WITH COST
GE CAPITAL CEF MÉXICO, S.A. DE R.L.	NO	11/24/2009	1/1/2013			6,016
CSI LEASING MÉXICO, S. DE R.L.	NO	6/1/2009	8/1/2013			9,982
CSI LEASING MÉXICO, S. DE R.L.	NO	12/1/2011	12/1/2014			120,559	33,812	2,521
ACACIA FUND, S.A. DE C.V.	NO	7/6/2010	2/21/2013			150,000
GTAC	NO	8/1/2012	8/1/2030			163,972	78,371	72,865	68,378	242,125
INTELSAT, LLC.	YES	10/1/2012	9/1/2027									124,973	175,867	189,144	203,423	3,438,958
IP MATRIX, S.A. DE C.V.	YES	11/1/2009	11/1/2015									13,755	14,459	11,970
TOTAL CURRENT AND NON-CURRENT LIABILITIES WITH COST					-	450,529	112,183	75,386	68,378	242,125	-	138,728	190,326	201,114	203,423	3,438,958

SUPPLIERS
VARIOUS	NO	12/1/2012	12/31/2013			4,732,842
VARIOUS	YES	12/1/2012	12/31/2013									3,861,296
TOTAL SUPPLIERS					0	4,732,842	0	0	0	0	0	3,861,296	0	0	0	0

OTHER CURRENT AND NON-CURRENT LIABILITIES
VARIOUS	NO					24,155,471	37,379	23,827	2,875	105,490
2010 MEXICAN TAX REFORM	NO						76,314	40,037	30,258	225,462
DERIVATIVE FINANCIAL INSTRUMENTS	NO								132,075	219,511
CUSTOMER DEPOSITS AND ADVANCES	NO						769,301
VARIOUS	YES											1,325,953				93,576
TRANSMISSION RIGHTS	YES						55,812	51,768	39,020	87,880			269,670	340,756	238,344	298,270
OTHER CURRENT AND NON-CURRENT LIABILITIES					0	24,155,471	938,806	115,632	204,228	638,343	0	1,325,953	269,670	340,756	238,344	391,846

TOTAL					-	29,563,842	1,321,949	464,678	9,445,611	18,790,354	-	5,325,977	459,996	541,870	441,767	28,819,712

NOTES:

THE EXCHANGE RATES FOR THE CREDITS DENOMINATED  IN FOREIGN CURRENCY WERE AS FOLLOWS:

$12.8500	PESOS PER U.S. DOLLAR

LIABILITIES OF TAXES PAYABLE IN FOREIGN CURRENCY AND MEXICAN PESOS (REF. 21050000 TAXES PAYABLE) OF PS.73,195 AND PS.1,282,623, RESPECTIVELY, FOR EFFECTS OF VALIDATION OF THE SYSTEM ARE NOT INCLUDED.

MONETARY FOREIGN CURRENCY POSITION
(THOUSANDS OF MEXICAN PESOS)
CONSOLIDATED
Final Printing
	DOLLARS		OTHER CURRENCIES		TOTAL
TRADE BALANCE	THOUSANDS	THOUSANDS	THOUSANDS	THOUSANDS	THOUSANDS
(THOUSANDS OF PESOS)	OF DOLLARS	OF PESOS	OF DOLLARS	OF PESOS	OF PESOS

MONETARY ASSETS	2,222,666	28,561,258	192,796	2,477,429	31,038,687

CURRENT	917,666	11,792,008	141,852	1,822,798	13,614,806

NON-CURRENT	1,305,000	16,769,250	50,944	654,631	17,423,881

LIABILITIES POSITION	2,775,721	34,956,923	54,910	705,594	35,662,517

CURRENT	382,201	4,911,283	37,968	487,889	5,399,172

NON-CURRENT	2,393,520	30,045,640	16,942	217,705	30,263,345

NET BALANCE	(553,055)	(6,395,665)	137,886	1,771,835	(4,623,830)

NOTES:

THE EXCHANGE RATES USED FOR TRANSLATION WERE AS FOLLOWS :

PS.	12.8500	PESOS PER U.S. DOLLAR
	17.0649	PESOS PER EURO
	13.0063	PESOS PER CANADIAN DOLLAR
	2.6128	PESOS PER ARGENTINEAN PESO
	0.6623	PESOS PER URUGUAYAN PESO
	0.0267	PESOS PER CHILEAN PESO
	0.0072	PESOS PER COLOMBIAN PESO
	5.0372	PESOS PER PERUVIAN NUEVO SOL
	14.1349	PESOS PER SWISS FRANC
	2.9883	PESOS PER STRONG BOLIVAR
	6.3136	PESOS PER BRAZILIAN REAL
	21.0058	PESOS PER STERLING LIBRA
	2.0749	PESOS PER CHINESE YUAN

DEBT INSTRUMENTS
CONSOLIDATED
Final Printing

FINANCIAL RESTRICTIONS OF LONG-TERM DEBT SECURITIES

THE AGREEMENTS OF THE U.S.$500 MILLION, U.S.$600 MILLION, U.S.$300 MILLION, PS.4,500 MILLION, AND U.S.$600 MILLION SENIOR NOTES ISSUED BY GRUPO TELEVISA, S.A.B. WITH MATURITY IN 2018, 2025, 2032, 2037 AND 2040, RESPECTIVELY, CONTAIN COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND CERTAIN RESTRICTED SUBSIDIARIES TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS AND SIMILAR TRANSACTIONS.

THE AGREEMENT OF NOTES ("CERTIFICADOS BURSÁTILES") DUE 2020 IN THE AGGREGATE PRINCIPAL AMOUNT OF PS.10,000 MILLION, CONTAINS COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND CERTAIN RESTRICTED SUBSIDIARIES TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS AND SIMILAR TRANSACTIONS.

COMPLIANCE OF FINANCIAL RESTRICTIONS

AT DECEMBER 31, 2012, THE GROUP WAS IN COMPLIANCE WITH THE FINANCIAL RESTRICTIONS OF THE CONTRACTS RELATED TO THE LONG-TERM SENIOR NOTES DESCRIBED ABOVE.

SALES DISTRIBUTION BY PRODUCT

TOTAL SALES
(THOUSANDS OF MEXICAN PESOS)
CONSOLIDATED
Final Printing
	NET SALES		MARKET	MAIN
MAIN PRODUCTS	VOLUME	AMOUNT	SHARE	TRADEMARKS	CUSTOMERS
			(%)
DOMESTIC SALES
INTERSEGMENT ELIMINATIONS		(1,273,340)

CONTENT:
ADVERTISING		23,659,032			GENOMMA LAB INTERNACIONAL, S.A.B. DE C.V.
					COMPAÑIA PROCTER & GAMBLE DE MÉXICO, S. DE R.L. DE C.V.
					MARKETING MODELO, S.A. DE C.V.
					SABRITAS, S. DE R.L. DE C.V.
					UNILEVER DE MÉXICO, S. DE R.L. DE C.V.
					THE COCA-COLA EXPORT CORPORATION SUCURSAL EN MÉXICO
					BIMBO, S.A. DE C.V.
					MARCAS NESTLÉ, S.A. DE C.V.
					NUEVA WAL MART DE MÉXICO, S. DE R.L. DE C.V.
					FRABEL, S.A. DE C.V.
NETWORK SUBSCRIPTION REVENUE		2,604,994			MEGA CABLE, S.A. DE C.V.
					TELECABLE DEL ESTADO DE MÉXICO, S.A. DE C.V.
					TELEVICABLE DEL CENTRO, S.A. DE C.V.
LICENSING AND SYNDICATIONS		681,762			VARIOUS

PUBLISHING:
MAGAZINE CIRCULATION	34,042	577,905		TV Y NOVELAS MAGAZINE,	GENERAL PUBLIC (AUDIENCE)
				MEN´S HEALTH MAGAZINE,	DEALERS
				VANIDADES MAGAZINE	COMMERCIAL CENTERS (MALLS)
				COSMOPOLITAN MAGAZINE
				NATIONAL GEOGRAPHIC MAGAZINE
				AUTOMOVIL PANAMERICANO MAGAZINE
				TU MAGAZINE
				ESPECIAL MARVEL SEMANAL MAGAZINE
				SKY VIEW MAGAZINE
				MUY INTERESANTE MAGAZINE
				DISNEY PRINCESAS MAGAZINE
				DIBUJIN DIBUJADO NIÑAS MAGAZINE
				COCINA FÁCIL MAGAZINE
ADVERTISING		744,284			FABRICAS DE CALZADO ANDREA, S.A. DE C.V.
					FORD MOTOR COMPANY, S.A. DE C.V.
					DILTEX, S.A. DE C.V.
					FRABEL, S.A. DE C.V.
					UNILEVER DE MÉXICO, S. DE R.L. DE C.V.
					VOLKSWAGEN DE MÉXICO, S.A. DE C.V.
					KIMBERLY CLARK DE MÉXICO, S.A.B. DE C.V.
					DISTRIBUIDORA KROMA, S.A. DE C.V.
					COMPAÑIA PROCTER & GAMBLE DE MÉXICO, S. DE R.L. DE C.V.
OTHER INCOME		14,676			VARIOUS
SKY :
DTH BROADCAST SATELLITE		12,987,527		SKY	SUBSCRIBERS
PAY PER VIEW		235,495
CHANNEL COMMERCIALIZATION		217,374			SUAVE Y FÁCIL, S.A. DE C.V.
					UNILEVER DE MÉXICO, S. DE R.L. DE C.V.
					L.G. ELECTRONICS DE MÉXICO, S.A. DE C.V.
CABLE AND TELECOM:
DIGITAL SERVICE		6,945,967		CABLEVISIÓN, CABLEMÁS Y TVI	SUBSCRIBERS
INTERNET SERVICES		2,639,721
SERVICE INSTALLATION		74,437
PAY PER VIEW		51,784
CHANNEL COMMERCIALIZATION		439,045			MULTILMEDIOS S.A. DE C.V.
					COMUNICACIÓN ESPECIALIZADA DEL SURESTE , S.A. DE C.V.
					MEDIA SPORTS DE MÉXICO, S.A. DE C.V.
					MARCAS DE RENOMBRE, S.A. DE C.V.
TELEPHONY		2,450,266
TELECOMMUNICATIONS		2,476,680		BESTEL	SUBSCRIBERS
OTHER		272,451
OTHER BUSINESSES:
DISTRIBUTION, RENTALS, AND SALE
OF MOVIE RIGHTS		360,311			OPERADORA COMERCIAL DE DESARROLLO, S.A. DE C.V.
					OPERADORA DE CINEMAS, S.A. DE C.V.
					CINEMARK DE MÉXICO, S.A. C.V.
					QUALITY FILMS, S. DE R.L. DE C.V.
					EN PANTALLA PRODUCCIONES INTERNACIONALES, S.A. DE C.V.
SPECIAL EVENTS AND SHOW PROMOTION		960,020		CLUB DE FÚTBOL AMÉRICA	GENERAL PUBLIC (AUDIENCE)
				REAL SAN LUIS, F.C.	FEDERACIÓN MEXICANA DE FÚTBOL, A.C.
				IMPULSORA DEL DEPORTIVO NECAXA	AFICIÓN FUTBOL, S.A. DE C.V.
				ESTADIO AZTECA
GAMING		1,886,319		PLAY CITY	GENERAL PUBLIC (AUDIENCE)
				MULTIJUEGOS
ADVERTISED TIME SOLD IN RADIO		558,974			PEGASO PCS, S.A. DE C.V.
					CERVEZAS CUAUHTEMOC MOCTEZUMA, S.A. DE C.V.
					PROPIMEX, S.A. DE C.V.
					ARENA COMMUNICATIONS, S.A. DE C.V.
					MEDIA PLANNING GROUP, S.A. DE C.V.
					IPG MEDIA BRANDS COMMUNICATIONS, S.A. DE C.V.
					TIENDAS COMERCIAL MEXICANA, S.A. DE C.V.
PUBLISHING DISTRIBUTION	11,630	137,300		HOLA MÉXICO MAGAZINE	VARIOUS
				EL SOLITARIO MAGAZINE	GENERAL PUBLIC (AUDIENCE)
				ENTREPRENEUR MAGAZINE	DEALERS
				REVISTA DEL CONSUMIDOR MAGAZINE	COMMERCIAL CENTERS (MALLS)
				MINIREVISTA MINA MAGAZINE
				GLAMOUR MÉXICO MAGAZINE

EXPORT SALES
CONTENT:
ADVERTISING		114,401			CC MEDIOS Y COMUNICACIONES, C.A.
NETWORK SUBSCRIPTION REVENUE		584,201			GALAXY ENTERTAINMENT DE VZLA, C.A. DIRECTV
					DIRECTV ARGENTINA SOCIEDAD ANONIMA
					AMNET CABLE COSTA RICA, S.A.

LICENSING AND SYNDICATIONS		5,077,224		TELEVISA	NETFLIX, INC
				TELEVISA	TVSB 4 DE SAO PAULO, S.A.
				TELEVISA	COMPAÑIA PERUANA DE RADIODIFUSIÓN, S.A.
				TELEVISA	RADIO E TELEVISAO RECORD, S.A.
				TELEVISA	RCN TELEVISION, S.A.
OTHER BUSINESSES:
SPECIAL EVENTS AND SHOW PROMOTION		78,180		REAL SAN LUIS, F.C., CLUB AMÉRICA
DISTRIBUTION, RENTALS, AND SALE
OF MOVIE RIGHTS		38,407			NETFLIX, INC

INTERSEGMENT ELIMINATIONS		(13,602)

SALES OF SUBSIDIARIES ABROAD
CONTENT:
ADVERTISING		162,505			INITIATIVE MEDIA, INC.
					HORIZON MEDIA, INC.
					GROUP M MATRIX
PUBLISHING:
MAGAZINE CIRCULATION	47,247	953,923		T.V. Y NOVELAS MAGAZINE	GENERAL PUBLIC (AUDIENCE)
				GENTE MAGAZINE	DEALERS
				PAPARAZZI MAGAZINE	COMMERCIAL CENTERS (MALLS)
				VANIDADES MAGAZINE
				COSMOPOLITAN MAGAZINE
				TÚ MAGAZINE
				BILINKEN MAGAZINE
				PARA TI MAGAZINE
				CONDORITO MAGAZINE
ADVERTISING		1,162,200			UNIVERSAL MCCANN SERVICIOS DE MEDIOS LTDA
					GASEOSAS DE CORDOBA, S.A.
					R.C.N. TELEVISION, S.A.
					MEDIACOM MIAMI
SKY:
DTH BROADCAST SATELLITE		1,024,945		SKY	SUBSCRIBERS
CABLE AND TELECOM:
TELECOMMUNICATIONS		220,082		BESTEL	SUBSCRIBERS
OTHER BUSINESS:
PUBLISHING DISTRIBUTION:	9,486	172,049		SELECCIONES MAGAZINE	GENERAL PUBLIC (AUDIENCE)
				MAGALY TV MAGAZINE	DEALERS
				VOGUE MAGAZINE	COMMERCIAL CENTERS (MALLS)
				PUNTO Y MODA MAGAZINE
				HOLA MAGAZINE
				EL FEDERAL MAGAZINE
				COLECCIÓN MINIGOLS MAGAZINE
				HELLO KITTY MAGAZINE
RENTALS OF MOVIES/FILMS		19,667			LIONS GATE FILMS INC.

INTERSEGMENT ELIMINATIONS		(6,757)

TOTAL	102,405	69,290,409

ANALYSIS OF PAID CAPITAL STOCK CHARACTERISTIC OF THE SHARES
CONSOLIDATED
Final Printing
SERIES	NOMINAL VALUE (PS.)	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK
			FIXED	VARIABLE	MEXICAN	FREE	FIXED	VARIABLE
			PORTION	PORTION		SUBSCRIPTION
A	0.00000	0	113,557,328,867	0	113,557,328,867	0	848,428	0
B	0.00000	0	52,690,174,107	0	52,690,174,107	0	405,948	0
D	0.00000	0	83,825,218,766	0	83,825,218,766	0	620,017	0
L	0.00000	0	83,825,218,766	0	0	83,825,218,766	620,017	0
TOTAL			333,897,940,506	0	250,072,721,740	83,825,218,766	2,494,410	0

TOTAL NUMBER OF SHARES REPRESENTING THE PAID CAPITAL STOCK ON THE DATE OF THE INFORMATION :							333,897,940,506

NOTES:

THE TABLE ABOVE REFLECTS OUTSTANDING SHARES PLUS THE SHARES REPURCHASED REPRESENT THE TOTAL NUMBER OF SHARES ISSUED.  SEE NOTE 5 TO CONSOLIDATED FINANCIAL STATEMENTS.

FINANCIAL STATEMENT NOTES
CONSOLIDATED
Final Printing

11060060: AS OF DECEMBER 31, 2012, DECEMBER 31 AND JANUARY 1, 2011, INCLUDES TRANSMISSION RIGHTS AND PROGRAMMING FOR PS.4,462,348, PS.4,178,945 AND PS.4,004,415, RESPECTIVELY.

12080050: AS OF DECEMBER 31, 2012, DECEMBER 31 AND JANUARY 1, 2011, INCLUDES TRANSMISSION RIGHTS AND PROGRAMMING FOR PS.6,435,609, PS.6,123,913 AND PS.5,171,242, RESPECTIVELY.

91000010: AT DECEMBER 31, 2012 DOESN´T INCLUDE TAX LIABILITIES IN FOREIGN CURRENCY FOR PS.73,195 (SEE ATTACHED BREAKDOWN OF CREDITS).

CUM40180000: THIS INFORMATION IS RELATED TO EARNINGS PER CPO. THE CPOS ARE THE SECURITIES TRADED IN THE MEXICAN STOCK EXCHANGE.

CUM40190000: THIS INFORMATION IS RELATED TO EARNINGS PER DILUTED CPO.

40180000: THIS INFORMATION IS RELATED TO EARNINGS PER CPO. THE CPOS ARE THE SECURITIES TRADED IN THE MEXICAN STOCK EXCHANGE.

40190000: THIS INFORMATION IS RELATED TO EARNINGS PER DILUTED CPO.

THE REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANCIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

EXHIBIT 1
TO THE ELECTRONIC FORM TITLED “PREPARATION, FILING, DELIVERY AND DISCLOSURE OF QUARTERLY ECONOMIC, ACCOUNTING AND ADMINISTRATIVE INFORMATION BY ISSUERS”

III. QUALITATIVE AND QUANTITATIVE INFORMATION

i.           Management’s discussion of the policies concerning the use of financial derivative instruments, and explanation as to whether such policies permit the use of said instruments solely for hedging or also for trading or other purposes. The discussion must include a general description of the objectives sought in the execution of financial derivative transactions; the relevant instruments; the hedging or trading strategies implemented in connection therewith; the relevant trading markets; the eligible counterparties; the policies for the appointment of calculation or valuation agents; the principal terms and conditions of the relevant contracts; the policies as to margins, collateral and lines of credit; the authorization process and levels of authorization required by type of transaction (e.g., full hedging, partial hedging, speculation), stating whether the transactions were previously approved by the committee(s) responsible for the development of corporate and auditing practices; the internal control procedures applicable to the management of the market and liquidity risks associated with the positions; and the existence of an independent third party responsible for the review of such procedures and, as the case may be, the observations raised or deficiencies identified by such third party. If applicable, provide information concerning the composition of the overall risk management committee, its operating rules, and the existence of an overall risk management manual.

Management’s discussion of the policies concerning the use of financial derivative instruments, and explanation as to whether such policies permit the use of said instruments solely for hedging or also for trading or other purposes.

In accordance with the policies and procedures implemented by the Finance and Risk area and the Vice President and Corporate Controller, along with the Vice President of Internal Audit, the Company has entered into certain financial derivative transactions for hedging purposes in both the Mexican and international markets so as to manage its exposure to the market risks associated with the changes in interest and foreign exchange rates and inflation. In addition, the Company’s Investments Committee has established guidelines for the investment in structured notes or deposits associated with other derivatives, which by their nature may be considered as derivative transactions for trading purposes. It should be noted that in the fourth quarter of 2012, no such financial derivatives were outstanding. Pursuant to the provisions of International Financial Reporting Standards issued by the International Accounting Standards Board, certain financial derivative transactions originally intended to serve as a hedge and in effect until December 31st, 2012, are not within the scope of hedge accounting as specified in such Standards and, consequently, are recognized in the accounting based on the provisions included in the aforementioned Standards.

General description of the objectives sought in the execution of financial derivative transactions; the relevant instruments; the hedging or trading strategies implemented in connection therewith; the relevant trading markets; the eligible counterparties; the policies for the appointment of calculation or valuation agents; the principal terms and conditions of the relevant contracts; the policies as to margins, collateral and lines of credit; the authorization process and levels of authorization required by type of transaction (e.g., full hedging, partial hedging, speculation), stating whether the transactions were previously approved by the committee(s) responsible for the development of corporate and auditing practices; the internal control procedures applicable to the management of the market and liquidity risks associated with the positions; and the existence of an independent third party responsible for the review of such procedures and, as the case may be, the observations raised or deficiencies identified by such third party.

The Company’s principal objective when entering into financial derivative transactions is to mitigate the effects of unforeseen changes in interest and foreign exchange rates and inflation, so as to reduce the volatility in its results and cash flows as a result of such changes.

The Company monitors its exposure to the interest rate risk by: (i) assessing the difference between the interest rates applicable to its debt and temporary investments, and the prevailing market rates for similar instruments; (ii) reviewing its cash flow requirements and financial ratios (interest coverage); (iii) assessing the actual and budgeted-for trends in the principal markets; and (iv) assessing the prevailing industry practices and other similar companies. This approach enables the Company to determine the optimum mix between fixed- and variable-rate interest for its debt.

Foreign exchange risk is monitored by assessing the Company’s monetary position in U.S. dollars and its budgeted cash flow requirements for investments anticipated to be denominated in U.S. dollars and the service of its U.S. dollar-denominated debt.

Financial derivative transactions are reported from time to time to the Audit and Corporate Practices Committee.

The Company has entered into master derivatives agreements with both domestic and foreign financial institutions that are internationally recognized institutions with which the Company, from time to time, has entered into financial transactions involving corporate and investment banking, as well as treasury services. The form agreement used in connection with financial derivatives transactions with foreign financial institutions is the Master Agreement published by the International Swaps and Derivatives Association, Inc. (“ISDA”) and with local institutions is the Master Agreement published by ISDA and the form agreement recommended by Banco de México. In both cases, the main terms and conditions are standard for these types of transactions and include mechanisms for the appointment of calculation or valuation agents.

In addition, the Company enters into standard guaranty agreements that set forth the margins, collateral and lines of credit applicable in each instance. These agreements establish the credit limits granted by the financial institutions with whom the Company enters into master financial derivative agreements, which specify the margin implications in the case of potential negative changes in the market value of its open financial derivative positions. Pursuant to the agreements entered into by the Company, financial institutions are entitled to make margin calls if certain thresholds are exceeded. In the event of a change in the credit rating issued to the Company by a recognized credit rating agency, the credit limit granted by each counterparty would be modified.

As of the date hereof, the Company has never experienced a margin call with respect to its financial derivative transactions.

In compliance with its risk management objectives and hedging strategies, the Company generally utilizes the following financial derivative transactions:

1.	Cross-currency interest rate swaps (i.e., coupon swaps);

2.	Interest rate and inflation-indexed swaps;

3.	Cross-currency principal and interest rate swaps;

4.	Swaptions;

5.	Forward exchange rate contracts;

6.	FX options;

7.	Interest Rate Caps and Floors contracts;

8.	Fixed-price contracts for the acquisition of government securities (i.e., Treasury locks); and

9.	Credit Default Swaps.

The strategies for the acquisition of financial derivatives transactions are approved by the Risk Management Committee in accordance with the Policies and Objectives for the Use of Financial Derivatives.

During the quarter from October to December 2012, there were no defaults or margin calls under the aforementioned financial derivative transactions.

The Company monitors on a weekly basis the flows generated by the fair market value of and the potential for margin calls under its open financial derivative transactions. The calculation or valuation agent designated in the relevant Master Agreement, which is always the counterparty, issues monthly reports as to the fair market value of the Company’s open positions.

The Risk Management area is responsible for measuring, at least once a month, the Company’s exposure to the financial market risks associated with its financings and investments, and for submitting a report with respect to the Company’s risk position and the valuation of its financial derivatives to the Finance Committee on a monthly basis, and to the Risk Management Committee on a quarterly basis. The Company monitors the credit rating assigned to its counterparties in its outstanding financial derivative transactions on a regular basis.

The office of the Comptroller is responsible for the validation of the Company’s accounting records as related to its financial derivative transactions, based upon the confirmations received from the relevant financial intermediaries, and for obtaining from such intermediaries, on a monthly basis, confirmations or account statements supporting the market valuation of its open financial derivative positions.

As a part of the yearly audit on the Company, the aforementioned procedures are reviewed by the Company’s external auditors. As of the date hereof, the Company’s auditors have not raised any observation or identified any deficiency therein.

Information concerning the composition of the overall risk management committee, its operating rules, and the existence of an overall risk management manual.

The Company has a Risk Management Committee, which is responsible for monitoring the Company’s risk management activities and approving the hedging strategies used to mitigate the financial market risks to which the Company is exposed. The assessment and hedging of the financial market risks are subject to the policies and procedures applicable to the Company’s Risk Management Committee, the Finance and Risk Management areas and the Comptroller that form the Risk Management Manual of the Company. In general terms, the Risk Management Committee is comprised of members of the Corporate Management, Corporate Comptroller, Tax Control and Advice, Information to the Stock Exchange, Finance and Risk, Legal, Administration and Finance, Financial Planning and Corporate Finance areas.

ii.           General description of the valuation methods, indicating whether the instruments are valued at cost or at their fair value pursuant to the applicable accounting principles, the relevant reference valuation methods and techniques, and the events taken into consideration. Describe the policies for and frequency of the valuation, as well as the actions taken in light of the values obtained therefrom. Clarify whether the valuation is performed by an independent third party, and indicate if such third party is the structurer, seller or counterparty of the financial instrument. As with respect to financial derivative transactions for hedging purposes, explain the method used to determine the effectiveness thereof and indicate the level of coverage provided thereby.

The Company values its financial derivative instruments based upon the standard models and calculators provided by recognized market makers. In addition, the Company uses the relevant market variables available from online sources. The financial derivative instruments are valued at a reasonable value pursuant to the applicable accounting provisions.

In the majority of cases, the valuation at a reasonable value is carried out on a monthly basis based on valuations of the counterparties and the verification of such reasonable value with internal valuations prepared by the Risk Management area of the Company. Accounting wise, the valuation of the counterparty is registered.

The Company performs its valuations without the participation of any independent third party.

The method used by the Company to determine the effectiveness of an instrument depends on the hedging strategy and on whether the relevant transaction is intended as a fair-value hedge or a cash-flow hedge. The Company’s methods take into consideration the prospective cash flows generated by or the changes in the fair value of the financial derivative, and the cash flows generated by or the changes in the fair value of the underlying position that it seeks to hedge to determine, in each case, the hedging ratio.

iii.           Management’s discussion of the internal and external sources of liquidity that could be used to satisfy the Company’s requirements in connection with its financial derivatives.

As of the date hereof, the Company’s management has not discussed internal and external sources of liquidity so as to satisfy its requirements in connection with its financial derivatives since, based upon the aggregate amount of the Company’s financial derivative transactions, management is of the opinion that the Company’s significant positions of cash, cash equivalents and temporary investments, and the substantial cash flows generated by the Company, would enable the Company to respond adequately to any such requirements.

iv.           Explanation as to any change in the issuer’s exposure to the principal risks identified thereby and in their management, and any contingency or event known to or anticipated by the issuer’s management, which could affect any future report. Description of any circumstance or event, such as any change in the value of the underlying assets or reference variables, resulting in a financial derivative being used other than as originally intended, or substantially altering its structure, or resulting in the partial or total loss of the hedge, thereby forcing the Issuer to assume new obligations, commitments or changes in its cash flows in a manner that affects its liquidity (e.g., margin calls). Description of the impact of such financial derivative transactions on the issuer’s results or cash flows. Description and number of financial derivatives maturing during the quarter, any closed positions and, if applicable, number and amount of margin calls experienced during the quarter. Disclosure as to any default under the relevant contracts.

Changes in the Company’s exposure to the principal risks identified thereby and in their management, and contingencies or events known to or anticipated by the Company’s management, which could affect any future report.

Since a significant portion of the Company’s debt and costs are denominated in U.S. dollars, while its revenues are primarily denominated in Mexican pesos, depreciation in the value of the Mexican peso against the U.S. dollar and any future depreciation could have a negative effect on the Company’s results due to exchange rate losses. However, the significant amount of U.S. dollars in the Company’s treasury, and the hedging strategies adopted by the Company in recent years, have enabled it to avoid significant foreign exchange losses.

Circumstances or events, such as changes in the value of the underlying assets or reference variables, resulting in a financial derivative being used other than as originally intended, or substantially altering its structure, or resulting in the partial or total loss of the hedge, thereby forcing the Company to assume new obligations, commitments or changes in its cash flows in a manner that affects its liquidity (e.g., margin calls). Description of the impact of such financial derivative transactions on the Company’s results or cash flows.

As of the date hereof, no circumstance or event has given rise to a significant change in the structure of a financial derivative transaction, caused it to be used other than as originally intended, or resulted in a partial or total loss of the relevant hedge requiring that the Company assume new obligations, commitments or variations in its cash flow such that its liquidity is affected.

Description and number of financial derivatives maturing during the quarter, any closed positions and, if applicable, number and amount of margin calls experienced during the quarter. Disclosure as to any default under the relevant contracts.

1.
During the relevant quarter, one “Knock-out Option Call” agreement through which Grupo Televisa, S.A.B. (“Televisa”) hedged against severe Mexican Peso depreciation for a notional amount of U.S.$15,000,000.00 (Fifteen Million Dollars 00/100) by paying premium, expired. This option was entered in December 2011, and expired with Televisa not exercising it in November 2012.

Likewise there were no defaults or margin calls under financial derivative transactions.

v.           Quantitative Information. Attached hereto as Table 1 is a summary of the financial derivative instruments purchased by Televisa, Corporación Novavisión, S. de R.L. de C.V. and Televisión Internacional, S.A. de C.V., whose aggregate fair value represents or could represent one of the reference percentages set forth in Section III (v) of the Official Communication.

IV. SENSITIVITY ANALYSIS

Considering that the Company has entered into financial derivative transactions for hedging purposes, and given the low amount of the financial derivative instruments that proved ineffective as a hedge, the Company has determined that such transactions are not material and, accordingly, the sensitivity analysis referred to in Section IV of the Official Communication is not applicable.

In those cases where the derivative instruments of the Company are for hedging purposes, for a material amount and where the effectiveness measures were sufficient, the measures are justified when the standard deviation of the changes in cash flow as a result of changes in the variables of exchange rate and interest rates of the derivative instruments used jointly with the underlying position is lower than the standard deviation of the changes in cash flow of the underlying position valued in pesos and the effective measures are defined by the correlation coefficient between both positions for the effective measures to be sufficient.

TABLE 1
GRUPO TELEVISA, S.A.B.
Summary of Financial Derivative Instruments as of
December 31, 2012
(In thousands of pesos/dollars)

Type of Derivative, Securities or Contract	Purpose (e.g., hedging, trading or other)	Notional Amount/Face Value	Value of the Underlying Asset / Reference Variable		Fair Value		Maturing per Year	Collateral/ Lines of Credit/ Securities Pledged
			Current Quarter	Previous Quarter(5)	Current Quarter D(H) (4)	Previous Quarter D(H) (5)
Coupon Swaps (1)	Hedging	Ps. 7,644,600 / USD 600,000	USD 600,000 6.625% / 6.5896%	USD 600,000 6.625% / 6.5896%	1,138	2,343	Semiannual interest 2013	Does not exist (6)
Interest Rate Swap (2)	Hedging	Ps. 1,400,000	TIIE 28 days + 24bps / 8.415%	TIIE 28 days + 24bps / 8.415%	(132,075)	(149,036)	Monthly interest 2013-2016	Does not exist (6)
Interest Rate Swap (1)	Hedging	Ps. 2,500,000	TIIE 28 days / 7.4325%	TIIE 28 days / 7.4325%	(219,511)	(234,125)	Monthly interest 2013-2018	Does not exist (6)
FX Options (1)	Hedging	USD 405,000	USD 405,000	USD 285,000	12,419	6,066	2013 - 2015	Does not exist (6)
Interest Rate Swap (3)	Hedging	Ps.1,300,000	TIIE 28 days / 5.032%	TIIE 28 days / 5.032%	1,443	(59)	Monthly Interest 2013-2016	Does not exist (6)
Forward (3)	Hedging	USD 3,000 / $39,804	USD 3,000 / $39,804	USD 11,000 / $145,851	(1,176)	(3,319)	2013	Does not exist (6)
				Total	(337,762)	(378,130)

(1)	Acquired by Grupo Televisa, S.A.B.
(2)	Acquired by Corporación Novavisión, S. de R.L. de C.V.
(3)	Acquired by Televisión Internacional, S.A. de C.V.
(4)	The aggregate amount of the derivatives reflected in the consolidated balance sheet of Grupo Televisa, S.A.B. as of December 31, 2012, included in the relevant SIFIC, is as follows:

11060020	FINANCIAL DERIVATIVE INSTRUMENTS	Ps.	2,373
12080010	FINANCIAL DERIVATIVE INSTRUMENTS		12,627
21060020	FINANCIAL DERIVATIVE INSTRUMENTS		(1,176)
22050010	FINANCIAL DERIVATIVE INSTRUMENTS		(351,586)
		Ps.	(337,762)

The financial derivatives shown in the above table are those whose aggregate value could represent 5% of the consolidated assets, liabilities or capital, or 3% of the consolidated sales, of Grupo Televisa, S.A.B., for the most recent quarter.

(5)	Information for the third quarter of 2012.
(6)	Applies only to implicit financing in the ISDA ancillary agreements identified as “Credit Support Annex”.

   DECLARATION OF THE REGISTRANT´S OFFICERS, RESPONSIBLE FOR THE INFORMATION.

WE HEREBY DECLARE THAT, TO THE EXTENT OF OUR FUNCTIONS, WE PREPARED THE INFORMATION RELATED TO THE REGISTRANT CONTAINED IN THIS QUARTERLY REPORT, AND BASED ON OUR KNOWLEDGE, THIS INFORMATION FAIRLY PRESENTS THE REGISTRANT´S CONDITION. WE ALSO DECLARE THAT WE ARE NOT AWARE  OF ANY RELEVANT INFORMATION THAT HAS BEEN OMITTED OR UNTRUE IN THIS QUARTERLY REPORT, OR INFORMATION CONTAINED IN SUCH REPORT THAT MAY BE MISLEADING TO INVESTORS.
.

/s/ EMILIO AZCÁRRAGA JEAN PRESIDENT AND CHIEF EXECUTIVE OFFICER	/s/ SALVI FOLCH VIADERO CHIEF FINANCIAL OFFICER

/s/ JOAQUÍN BALCÁRCEL SANTA CRUZ
VICE PRESIDENT - LEGAL AND
GENERAL COUNSEL

MÉXICO, D.F., FEBRUARY 25, 2013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: March 1, 2013	By:	/s/ Joaquín Balcárcel Santa Cruz
		Name:	Joaquín Balcárcel Santa Cruz
		Title:	General Counsel